PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT

For the six months ended 30 September 2007

STOCK CODE : 1174

UNAUDITED INTERIM RESULTS

The Board of Directors (the "Directors") of Pacific Andes International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2007 together with the unaudited comparative figures for the corresponding period in 2006.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2007

		Six months ended	
		30.9.2007	30.9.2006
	Notes	**HK$'000**	HK$'000
		(unaudited)	(unaudited)
Turnover	*3*	**5,084,980**	3,789,776
Cost of sales		**(4,181,375)**	(3,178,717)
Gross profit		**903,605**	611,059
Other income	*4*	**95,689**	43,878
Selling and distribution expenses		**(119,421)**	(46,190)
Administrative expenses		**(174,757)**	(114,966)
Other expenses		**(30,900)**	–
Gain on dilution of interest in a subsidiary	*5*	**24,721**	–
Finance costs		**(255,607)**	(111,920)
Share of results of associates		**637**	1,002
Profit before taxation	*6*	**443,967**	382,863
Taxation	*7*	**(21,629)**	(12,014)
Profit for the period		**422,338**	370,849
Attributable to:			
Equity holders of the Company		**187,494**	176,132
Minority interests		**234,844**	194,717
		422,338	370,849
Dividend	*8*	**–**	62,490
Earnings per share	*9*		
Basic		**HK11.5 cents**	HK13.9 cents
Diluted		**HK10.7 cents**	HK13.7 cents

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 September 2007

	Notes	As at 30 September 2007 HK$'000 (unaudited)	As at 31 March 2007 HK$'000 (audited)
NON-CURRENT ASSETS			
Property, plant and equipment	*10*	**2,250,667**	1,566,472
Investment properties	*10*	**150,804**	118,129
Prepaid lease payments		**31,732**	32,153
Goodwill	*11*	**2,606,345**	498,761
Deferred charter hire	*12*	**1,749,280**	1,835,600
Interests in associates		**2,103**	1,466
Loan to a jointly-controlled entity		**–**	11,050
Deposit paid for acquisition of property, plant and equipment		**26,281**	21,345
Other intangible assets	*13*	**464,438**	276,996
Other long term receivable		**928**	928
		7,282,578	4,362,900
CURRENT ASSETS			
Inventories		**1,769,517**	1,927,579
Trade, bills and other receivables	*14*	**2,409,120**	3,162,092
Trade receivables with insurance coverage	*15*	**237,020**	216,192
Trade receivables from associates	*16*	**73,724**	109,492
Amounts due from associates		**18,064**	14,862
Loan receivables		**–**	33,163
Advances to suppliers		**6,913**	18,605
Amount due from a jointly-controlled entity		**1,276**	1,127
Tax recoverable		**6,029**	751
Pledged deposits		**292**	312
Bank balances and cash		**375,444**	287,926
		4,897,399	5,772,101
CURRENT LIABILITIES			
Trade and other payables	*17*	**863,147**	775,988
Bank advances drawn on discounted trade receivables with insurance coverage and discounted bills	*18*	**322,939**	353,449
Amount due to an associate		**6,903**	6,905
Dividend payable		**73,906**	–
Taxation		**29,068**	54,548
Obligation under finance lease – due within one year		**20,583**	17,970
Bank borrowings – due within one year	*19*	**2,286,523**	1,989,245
		3,603,069	3,198,105
NET CURRENT ASSETS		**1,294,330**	2,573,996
TOTAL ASSETS LESS CURRENT LIABILITIES		**8,576,908**	6,936,896

CONDENSED CONSOLIDATED BALANCE SHEET – *Continued*
As at 30 September 2007

	Notes	As at 30 September 2007 HK$'000 (unaudited)	As at 31 March 2007 HK$'000 (audited)
NON-CURRENT LIABILITIES			
Obligation under finance lease – due after one year		**54,933**	31,994
Bank borrowings – due after one year	*19*	**469,853**	1,050,404
Amount due to joint venture partner of a jointly-controlled entity		**–**	11,050
Statutory employees' profit share		**41,419**	50,242
Convertible bonds	*20*	**608,446**	–
Senior notes	*21*	**1,692,557**	1,687,558
Deferred taxation		**249,215**	204,043
Deferred consideration payable	*22*	**416,520**	–
		3,532,943	3,035,291
NET ASSETS		**5,043,965**	3,901,605
CAPITAL AND RESERVES			
Share capital	*23*	**180,259**	120,173
Share premium and reserves		**2,824,700**	2,022,213
Equity attributable to equity holders of the Company		**3,004,959**	2,142,386
Equity component of convertible bonds of a listed subsidiary	*20*	**42,226**	–
Minority interests		**1,996,780**	1,759,219
TOTAL EQUITY		**5,043,965**	3,901,605

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 September 2007

	Attributable to equity holders of the Company											
	Share Capital HK$'000	Share Premium HK$'000	Property Revaluation Reserve HK$'000	Translation Reserve HK$'000	Other Reserve HK$'000	Goodwill Reserve HK$'000	Special Reserve HK$'000	Retained Profits HK$'000	Total HK$'000	Equity component of convertible bonds of a listed subsidiary HK$'000	Minority Interests HK$'000	Total HK$'000
At 1 April 2006	101,586	650,772	88,182	(1,570)	-	(135,913)	9,830	867,542	1,583,399	-	1,018,652	2,599,051
Surplus on revaluation of properties	-	-	31,447	-	-	-	-	-	31,447	-	312	31,759
Deferred tax liability arising on revaluation of properties	-	-	(4,332)	-	-	-	-	-	(4,332)	-	-	(4,332)
Exchange differences arising on translation of foreign operations	-	-	-	10,475	-	-	-	-	10,475	-	388	10,863
Net income recognised directly in equity	-	-	27,115	10,475	-	-	-	-	37,590	-	700	38,290
Profit for the period	-	-	-	-	-	-	-	176,132	176,132	-	194,717	370,849
Total recognised income and expense for the period	-	-	27,115	10,475	-	-	-	176,132	213,722	-	195,417	409,139
Shares issued at premium	18,587	241,628	-	-	-	-	-	-	260,215	-	-	260,215
Dividend paid	-	-	-	-	-	-	-	(62,490)	(62,490)	-	(41,019)	(103,509)
At 30 September 2006	120,173	892,400	115,297	8,906	-	(135,913)	9,830	981,184	1,991,846	-	1,173,050	3,164,896

– 4 –

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – *Continued*

For the six months ended 30 September 2007

	Attributable to equity holders of the Company											
	Share Capital HK$'000	Share Premium HK$'000	Property Revaluation Reserve HK$'000	Translation Reserve HK$'000	Other Reserve HK$'000	Goodwill Reserve HK$'000	Special Reserve HK$'000	Retained Profits HK$'000	Total HK$'000	Equity component to convertible bonds of a listed subsidiary HK$'000	Minority Interests HK$'000	Total HK$'000
At 1 April 2007	120,173	892,400	119,286	13,972	-	(135,913)	9,800	1,122,668	2,142,346	-	1,759,219	3,901,605
Surplus on revaluation of properties	-	-	20,632	-	-	-	-	-	20,632	-	3,507	24,139
Deferred tax liability arising on revaluation of properties	-	-	(3,313)	-	-	-	-	-	(3,313)	-	-	(3,313)
Exchange differences arising on translation of foreign operations	-	-	-	12,648	-	-	-	-	12,648	-	(146)	12,502
Net income recognised directly in equity	-	-	17,319	12,648	-	-	-	-	29,967	-	3,361	33,328
Profit for the period	-	-	-	-	-	-	-	187,494	187,494	-	234,844	422,338
Total recognised income and expense for the period	-	-	17,319	12,648	-	-	-	187,494	217,461	-	238,205	455,666
Issue of rights shares	60,086	871,253	-	-	-	-	-	-	931,339	-	-	931,339
Transaction costs attributable to issue of rights shares	-	(20,430)	-	-	-	-	-	-	(20,430)	-	-	(20,430)
Recognition of equity component of convertible bonds of a listed subsidiary	-	-	-	-	-	-	-	-	-	46,806	-	46,806
Conversion of convertible bonds of a listed subsidiary	-	-	-	-	-	-	-	-	-	(4,580)	70,980	(66,400)
Dilution of interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	(24,721)	(24,721)
Acquisition of additional interest in a subsidiary	-	-	-	-	(191,891)	-	-	-	(191,891)	-	(647,867)	(839,758)
Contribution from minority shareholders	-	-	-	-	-	-	-	-	-	-	654,663	654,663
Winding up of a subsidiary	-	-	-	-	-	-	-	-	-	-	(754)	(754)
Dividend paid	-	-	-	-	-	-	-	-	-	-	(52,945)	(52,945)
Declared final dividend	-	-	-	-	-	-	-	(73,906)	(73,906)	-	-	(73,906)
At 30 September 2007	180,259	1,743,223	136,605	26,620	(191,891)	(135,913)	9,800	1,236,256	3,004,959	42,226	1,996,780	5,043,965

CONDENSED CONSOLIDATED CASHFLOW STATEMENT
For the six months ended 30 September 2007

	Six months ended	
	30.9.2007	30.9.2006
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Net cash from operating activities	**1,500,607**	1,316,431
Net cash used in investing activities		
Acquisition of additional interest of a subsidiary	**(2,360,280)**	–
Purchase of property, plant and equipment	**(594,489)**	(158,145)
Acquisition of subsidiaries	**(293,924)**	(36,087)
Other investing cash flows	**(36,224)**	(105,468)
	(3,284,917)	(299,700)
Net cash from (used in) financing activities		
Issue of right shares/ordinary shares	**910,909**	260,215
Contribution from minority interests	**654,663**	–
Net proceeds from issuance of convertible bonds	**707,949**	–
Other financing cash flows	**(403,991)**	(1,226,606)
	1,869,530	(966,391)
Net increase in cash and cash equivalents	**85,220**	50,340
Cash and cash equivalents at beginning of the period	**287,926**	337,271
Effect of foreign exchange rate changes	**2,298**	8,200
Cash and cash equivalents at end of the period	**375,444**	395,811
Representing:		
Bank balances and cash	**375,444**	395,811

Notes:

1. BASIC OF PREPARATION

The unaudited condensed consolidated financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("the HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements have been prepared on historical cost basis except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2007, except as described below.

In the current period, the Group has applied, for the first time, a number of new standards, amendment and interpretations (hereinafter collectively referred to as the "new HKFRSs") issued by the HKICPA, which are effective for accounting periods beginning either on or after 1 April 2007.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC)-INT 8	Scope of HKFRS 2
HK(IFRIC)-INT 9	Reassessment of embedded derivatives
HK(IFRIC)-INT 10	Interim financial reporting and impairment
HK(IFRIC)-INT 11	HKFRS 2 – Group and Treasury Share Transactions

The adoption of the new HKFRSs has had no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new and revised HKFRSs that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments, or interpretations will have no material impact on the results and interpretations will have no impact on the results and financial position of the Group.

HKAS 23 (Revised)	Borrowing costs[1]
HKFRS 8	Operating segments[1]
HK(IFRIC)-INT 12	Service concession arrangements[2]
HK(IFRIC)-INT 13	Customer Loyalty Programmes[3]
HK(IFRIC)-INT 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[2]

[1] Effective for annual periods beginning on or after 1 January 2009

[2] Effective for annual periods beginning on or after 1 January 2008

[3] Effective for annual periods beginning on or after 1 July 2008

3. **TURNOVER AND SEGMENT INFORMATION**

The turnover and segment results of the Group for the six months ended 30 September 2007 and 2006, analysed by principal activity and geographical market by sales are as follows:

Business segments

For management purposes, the Group is currently organized into four operating divisions – frozen fish supply chain management ("Frozen fish SCM"), fish fillets processing and distribution, fishing and fishmeal and others.

For the six months ended 30 September 2007

	Frozen fish SCM HK$'000 (unaudited)	Fish fillets processing and distribution HK$'000 (unaudited)	Fishing and fishmeal HK$'000 (unaudited)	Others HK$'000 (unaudited)	Consolidated HK$'000 (unaudited)
TURNOVER					
External Sales	2,118,191	1,354,846	1,606,669	5,274	5,084,980
RESULT					
Segment results	106,687	70,472	443,381	4,115	624,655
Unallocated corporate income					69,715
Unallocated corporate expenses					(20,154)
Gain on dilution of interest in a subsidiary					24,721
Finance costs					(255,607)
Share of results of associates	283	354	–	–	637
Profit before taxation					443,967
Taxation					(21,629)
Profit for the period					422,338

There are no inter-segment sales between different segments for the six months ended 30 September 2007.

3. **TURNOVER AND SEGMENT INFORMATION** – *Continued*

For the six months ended 30 September 2006

	Frozen fish SCM HK$'000 (unaudited)	Fish fillets processing and distribution HK$'000 (unaudited)	Fishing HK$'000 (unaudited)	Others HK$'000 (unaudited)	Consolidated HK$'000 (unaudited)
TURNOVER					
External sales	1,682,714	1,533,537	565,515	8,010	3,789,776
RESULT					
Segment results	123,507	153,054	205,400	(422)	481,539
Unallocated corporate income					31,818
Unallocated corporate expenses					(19,576)
Finance costs					(111,920)
Share of results of associates	832	170	–	–	1,002
Profit before taxation					382,863
Taxation					(12,014)
Profit for the period					370,849

There are no inter-segment sales between different segments for the six months ended 30 September 2006.

Geographical segments

The Group's operations are located in the People's Republic of China (the "PRC"), North America, South America, Europe, East Asia and others.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Six months ended	
	30.9.2007 HK$'000 (unaudited)	30.9.2006 HK$'000 (unaudited)
PRC	**2,612,597**	1,877,964
North America	**653,030**	702,986
South America	**26,975**	–
Europe	**891,696**	833,515
East Asia	**878,789**	356,450
Others	**21,893**	18,861
	5,084,980	3,789,776

4. OTHER INCOME

	Six months ended	
	30.9.2007	30.9.2006
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Gross rental income	**744**	1,510
Agency income	**2,500**	2,800
Fair value changes on investment properties	**15,032**	4,498
Reversal of revaluation decrease of land and buildings previously charged to income statement	**6,127**	889
Interest income	**49,420**	26,632
Exchange gain, net	**7,442**	5,191
Sundry income	**14,424**	2,358
	95,689	43,878

5. GAIN ON DILUTION OF INTEREST IN A SUBSIDIARY

In April 2007, Pacific Andes (Holdings) Limited ("PAH"), a non-wholly owned subsidiary of the Company, issued convertible bonds of the principal amount of US$93,000,000 (note 20). US$9,100,000 out of US$93,000,000 was converted into ordinary shares of PAH during the period. The Company's interest in PAH was diluted from 65.07% to 63.82%, resulting in a gain on dilution of interest in PAH of HK$24,721,000.

6. PROFIT BEFORE TAXATION

Profit before taxation has been arrived at after charging:

	Six months ended	
	30.9.2007	30.9.2006
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Amortisation of deferred charter hire (included in cost of sales)	**86,320**	53,820
Amortisation of prepaid lease payments	**140**	140
Depreciation	**62,547**	34,078
Loss on disposal of property, plant and equipment	**693**	1,665

7. TAXATION

	Six months ended	
	30.9.2007	30.9.2006
	HK$'000	HK$'000
	(unaudited)	(unaudited)
The charge comprises:		
Current tax		
– Hong Kong	**5,151**	5,620
– Other jurisdictions	**28,614**	5,297
	33,765	10,917
Deferred taxation	**(12,136)**	1,097
Tax charge for the period	**21,629**	12,014

7. TAXATION – *Continued*

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the period.

Taxation in other jurisdictions are calculated of the rate prevailing in the respective jurisdictions.

In the opinion of directors, a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and accordingly that portion of profit is not subject to Hong Kong Profits Tax.

8. DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended 30 September 2007.

On 19 September 2007, the Company declared a final dividend of HK4.1 cents per share for the year ended 31 March 2007 with a scrip alternative to offer the right to shareholders to elect to receive the final dividend by allotment of new shares. Subsequent to the period ended, 25,553,581 shares of HK$0.10 each in the Company were issued at HK$2.17 per share as scrip dividend and cash dividend of HK$18,454,985 were paid.

During the period ended 30 September 2006, a dividend of HK5.2 cents per share was paid to shareholders as the final dividend for the year ended 31 March 2006.

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended	
	30.9.2007	30.9.2006
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Earnings for the purpose of calculation of basic earnings per share	**187,494**	176,132
Effect of dilution of share of a subsidiary arising on potential conversion of convertible bonds	**(13,160)**	–
Earnings for the purpose of calculation of diluted earnings per share	**174,334**	176,132
Weighted average number of ordinary shares for the purposes of calculation of basic earnings per share	**1,633,975,405**	1,265,595,416
Effect of dilutive potential ordinary shares in respect of warrants	**–**	20,554,967
Weighted average number of ordinary shares for the purposes of calculation of diluted earnings per share	**1,633,975,405**	1,286,150,383

The weighted average number of ordinary shares outstanding during the current and prior period have been adjusted for the effect of rights issue in June 2007.

10. MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

During the six months ended 30 September 2007, the Group spent HK$37,571,000 on leasehold land and buildings, HK$5,432,000 on freehold land and buildings, HK$5,048,000 on leasehold improvements, HK$4,299,000 on furniture, fixtures and office equipment, HK$187,101,000 on plant and machinery, HK$1,037,000 on motor vehicles and HK$90,506,000 on vessels and fishing nets.

In addition, the Group incurred HK$268,370,000 mainly on the construction of a new processing plant in the PRC, in order to expand its processing capabilities.

Moreover, as set out in note 24, the Group through acquisition of subsidiaries acquired certain property, plant and equipment at a fair value of HK$126,763,000.

The Group's leasehold land and buildings classified as property, plant and equipment were revalued by BMI Appraisals Limited, an independent property valuer, at 30 September 2007. The resulting revaluation surplus of HK$24,139,000 and HK$6,127,000 have been credited to the property revaluation reserve and income statement respectively.

During the six months ended 30 September 2007, the Group disposed of property, plant and equipment with a carrying amount of HK$1,590,000 to independent third parties for HK$897,000.

The Group's investment properties were revalued by BMI Appraisals Limited, an independent property valuer, at 30 September 2007. The resulting increase in fair value of investment properties of HK$15,032,000 has been recognised directly in the income statement.

11. GOODWILL

	30.9.2007 **HK$'000** **(unaudited)**	31.3.2007 HK$'000 (audited)
GROSS AMOUNT		
At beginning of period/year	**512,116**	142,855
Arising on the acquisition of subsidiaries *(note 24)*	**170,542**	369,261
Arising on the acquisition of additional interest in a subsidiary	**1,937,042**	–
At end of period/year	**2,619,700**	512,116
IMPAIRMENT		
Impairment loss recognised in the year ended 31 March 2007 and balance at 31 March 2007 and 30 September 2007	**(13,355)**	(13,355)
CARRYING AMOUNTS		
At end of period/year	**2,606,345**	498,761

11. GOODWILL – *Continued*

During the period ended 30 September 2007, the Group acquired an additional 45% interest in a subsidiary for a cash consideration of US$356,000,000 (approximately HK$2,776,800,000). Included in the consideration is an amount of US$53,400,000 (approximately HK$416,520,000) which shall be paid on or before the second anniversary date of the completion of the acquisition. The subsidiary is the investment holding company of China Fishery Group Limited ("China Fishery"), a listed subsidiary engaging in operating and managing fishing vessels for coastal and deep sea industrial fishing, and production of fishmeal. The difference between the fair value and the carrying amount of the net assets attributable to the additional interest acquired from minority interests is debited to "other reserve". The fair values are determined provisionally based on the information available up to the date of this report. The directors of the Company are still in the process of finalising these fair values. The difference between the consideration paid and the provisional fair value of the additional interest acquired is recognised as goodwill at an amount of HK$1,937,042,000.

The Group uses business segments as it primary segment for reporting segment information. For the purposes of impairment testing, goodwill with indefinite useful lives have been allocated to three cash generating units (CGUs) before impairment. The carrying amount of goodwill after impairment as at 30 September 2007 allocated to the units as follows:

	HK$'000
Frozen fish SCM operation – PAH	13,245
Fish fillets processing and distribution operation – National Fish and Seafood Inc.	15,594
Pacific Ocean fishing operation – China Fisheries International Limited	1,648,036
Peruvian fishing and fishmeal operations – CFG Investment S.A.C. ("CFGI")	929,470
	2,606,345

The recoverable amounts of the CGUs are determined from value in use calculations of the CGUs operate in a related and similar business environment. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs. Management estimates discount rates using that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

During the period ended 30 September 2007, management of the Group conducted an impairment review on the goodwill which is based on the cash flow forecast derived from the most recent financial budgets for the next five years for Frozen fish SCM and fish fillets processing and distribution operations. The pre-tax discount rates of 20% is estimated from the rate implicit in the weighted average cost of capital of a similar investment with similar risk. A key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the unit's past performance and management's expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amount of goodwill to exceed the aggregate recoverable amount.

In addition to the above, the Group has engaged an independent financial advisor, BMI Appraisals Limited, to determine the value of the Pacific Ocean fishing and Peruvian fishing and fishmeal operations. Based on the report of the valuer dated 27 December 2007 and management's assessment of business prospects, management expects that carrying amount of goodwill to be recoverable and there is no impairment in value of the goodwill.

11. GOODWILL – *Continued*

The assessment of recoverability of the carrying amount of goodwill for the Pacific Ocean fishing and Peruvian fishing and fishmeal operations include:

(i) forecasted projected cash flows up to 2016 and projection of a terminal value using the perpetuity method based on a growth rate of 2% for the terminal value, which does not exceed the long term growth rate of the industry;

(ii) growth rate 3.3%; and

(iii) use of pre-tax discount rates of 11.4%–16.4% to discount the projected cash flows to net present values.

12. DEFERRED CHARTER HIRE

Deferred charter hire represents future charter hire expense for fishing vessels which have been prepaid. They are amortised and charged to the consolidated income statement as charter hire expense pro-ratably over the period for which prepayments are made.

13. OTHER INTANGIBLE ASSETS

Other intangible assets comprise fishing permits of HK$440,475,000 (31.3.2007: HK$253,033,000) granted by the authority in Peru with indefinite useful lives and club debentures of HK$23,963,000 (31.3.2007:HK$23,963,000).

During the period, the Group acquired fishing permits through the acquisition of vessels and through the acquisition of a subsidiary with a fair value of HK$85,739,000 and HK$101,703,000 respectively.

Fishing permits are attached to fishing vessels and are transferable to other vessels with same or lower capacity should the original vessels become obsolete or sink. The cost of purchasing the fishing vessel with the attached permit and the cost of acquiring the subsidiary which owns fishing vessels and attached fishing permits are allocated to the respective component of assets acquired on the basis of valuation reports prepared by an independent third party valuer.

Management has obtained legal advice that these fishing permits do not have a finite term and remain in full force and good standing as long as the applicable legal requirements are complied with.

14. TRADE, BILLS AND OTHER RECEIVABLES

Included in trade, bills and other receivables are trade receivables of HK$1,413,910,000 (31.3.2007: HK$1,528,073,000) and bills receivable of HK$50,584,000 (31.3.2007: HK$70,405,000). The Group maintains a defined credit policy. For sales of goods, the Group allows an average credit period of 30 days to 180 days to the trade customers. The aged analysis of trade receivables and bills receivables at the balance sheets date is as follows:

	30.9.2007	31.3.2007
	HK$'000	HK$'000
	(unaudited)	(audited)
Less than 30 days	**306,934**	954,138
31 – 60 days	**258,582**	358,598
61 – 90 days	**335,765**	138,023
91 – 120 days	**299,601**	80,315
Over 120 days	**263,612**	67,404
	1,464,494	1,598,478

14. TRADE, BILLS AND OTHER RECEIVABLES – *Continued*

Included in the bills receivables are amount of HK$50,584,000 (31.3.2007: HK$68,632,000) in respect of bills discounted to certain banks under the bills discounting advance facilities.

Included in other receivables are amounts of HK$340,189,000 (31.3.2007: HK$894,390,000) in respect of prepayments made for the purchase of frozen fish inventories and the current portion of deferred charter hire of HK$172,640,000 (31.3.2007: HK$172,640,000). Included in prepayments made for the purchase of frozen fish inventories is amount of HK$103,913,000 which carries interest at ranges 8% to 10% per annum. The remaining amounts are unsecured and interest free.

15. TRADE RECEIVABLES WITH INSURANCE COVERAGE

Included in the trade receivables with insurance coverage are discounted trade receivables of HK$235,813,000 (31.3.2007: HK$213,044,000) and factored trade receivable of HK$1,207,000 (31.3.2007: HK$3,148,000) which have been discounted and factored to certain banks under the receivable discounting and factoring advance facilities (note 18).

The aged analysis of the trade receivables with insurance coverage at balance sheet date is as follows:

	30.9.2007 HK$'000 (unaudited)	31.3.2007 HK$'000 (audited)
Less than 30 days	109,418	116,525
31 – 60 days	110,425	89,012
61 – 90 days	8,269	5,425
91 – 120 days	8,644	2,736
Over 120 days	264	2,494
	237,020	216,192

16. TRADE RECEIVABLES FROM ASSOCIATES

For trade receivables from associates on sales of goods, the Group allows an average credit period of 30 days to 60 days. The age of trade receivables from associates at balance sheet date are all less than 30 days.

17. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade payables of HK$304,863,000 (31.3.2007: HK$510,010,000). The aged analysis of trade payables at the balance sheet date is as follows:

	30.9.2007 HK$'000 (unaudited)	31.3.2007 HK$'000 (audited)
Less than 30 days	145,400	178,494
31 – 60 days	82,632	20,785
61 – 90 days	75,741	282,830
Over 90 days	1,090	27,901
	304,863	510,010

18. BANK ADVANCES DRAWN ON DISCOUNTED TRADE RECEIVABLES WITH INSURANCE COVERAGE AND DISCOUNTED BILLS

Bank advances drawn on discounted trade receivables with insurance coverage (note 15) and discounted bills (note 14) represent advances from bank on discounting and factoring certain trade receivables with insurance coverage and bills receivable under the receivable discounting and factoring advance facilities.

19. BANK BORROWINGS

In respect of the syndicated bank loans with an aggregate carrying amount of HK$609,000,000 outstanding at 30 September 2007, the Group had breached a financial covenant contained in the loan agreement. The financial covenant requires the Group to maintain a minimum amount of consolidated net tangible assets. On discovery of the breach, the directors of the Company informed the banks and commenced renegotiation of the terms of the loans. At 30 September 2007, those negotiations, which might result in a waiver by the banks of the covenants, had not been concluded. Accordingly, the portion of loans of HK$403,376,000 repayable after one year from 30 September 2007 were classified as current liabilities in the consolidated balance sheet as at 30 September 2007.

Up to the date of issue these financial statements, the negotiations are still in progress. However, the directors of the Company are confident that an agreement would ultimately be reached with the banks and the banks will agree to waive for strictly compliance of the financial covenant. In any event, should the banks call for immediate repayment of the syndicated loans, the directors believe that adequate alternative source of finance, including refinancing from certain banks, will be available to ensure that there is no threat to the continuing operations of the Group.

20. CONVERTIBLE BONDS

On 18 April 2007, PAH issued convertible bonds of the principal amount of US$93,000,000 (approximately HK$725,400,000), which bear coupon interest rate at 4% per annum payable semi-annually in arrears. Each holder of the notes has the option to convert the notes into shares at an initial conversion price of S$1.0813 per share, subject to adjustment, at any time on or after 29 May 2007 up to close of business on 8 April 2012. The conversion price was subsequently adjusted to S$0.8553 pursuant to the rights issue of PAH in June 2007. The number of shares to be issued on conversion of a bond will be determined by dividing the principal amount of bond to be converted (translated into Singapore dollars at a fixed rate of S$1.5265 = US$1.00) by the conversion price in effect at the conversion date. PAH may purchase/redeem in whole and not in part of the notes at any time on or after 18 April 2007, at par together with accrued interest.

The fair value of the liability component was determined at issuance of the notes. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible note. The residual amount represents the value of the equity conversion component. The effective interest rate of the liability component is 8.85% per annum.

In June 2007, a total principal amount of US$9,100,000 (approximately HK$70,980,000) was converted into ordinary shares of PAH.

20. CONVERTIBLE BONDS – *Continued*

The movements of the liability component and equity conversion option of the convertible bonds for the period are set out as below:

	Liability component HK$'000	Equity conversion component HK$'000
Issue of convertible bonds	661,142	46,806
Interest expenses	23,804	–
Interest paid	(11,808)	–
Conversion	(64,692)	(4,580)
Balance at 30 September 2007	608,446	42,226

21. SENIOR NOTES

On 19 December 2006, the Group, through its subsidiary, CFGI, issued guaranteed senior fixed rate notes with aggregate nominal value of US$225,000,000 (approximately HK$1,755,000,000) (the "Notes") which carry fixed interest of 9.25% per annum and will be fully repayable by 19 December 2013.

The Notes are listed on the Singapore Exchange Securities Trading Limited. They are unsecured and guaranteed by China Fishery and certain subsidiaries of China Fishery. The guarantees are effectively subordinated to secured obligations of each guarantor, to the extent of the value of assets serving as security.

At any time prior to 19 December 2010, China Fishery may redeem the Notes in whole or in part at the principal amount of the Notes plus an applicable premium and accrued interest provided that any partial redemption shall not result in less than US$100 million of outstanding Notes. At any time prior to and up to 19 December 2009, China Fishery may redeem up to 35% of the Notes with net cash proceeds from issue of ordinary shares of China Fishery or sale of ordinary shares of CFGI at the redemption price equal to 109.25% of the principal amount of the Notes plus accrued and unpaid interests, if any, as of the redemption date.

As the risk and characteristics of the early redemption option are not closely related to the host contract, it is separately accounted for as financial derivatives and measured at fair value with changes in fair value recognised in profit and loss. The directors consider that the fair value of the redemption option is immaterial as at 30 September 2007.

The Notes contain certain covenants that limit the China Fishery's ability and the ability of certain subsidiaries to, among other things:

- incur or guarantee additional indebtedness and issue disqualified or preferred shares;
- declare dividends or purchase or redeem shares;
- make investments or other specified restricted payments;
- issue or sell shares of certain subsidiaries;
- sell assets or create any lien; and
- enter into sale and leaseback transactions.

The effective interest rates (after the consideration of issuing expenses of HK$69,865,000) on the Group's borrowing is 9.26%.

22. DEFERRED CONSIDERATION PAYABLE

During the six months ended 30 September 2007, the Group acquired an additional interest in a subsidiary for a cash consideration of US$356,000,000 (approximately HK$2,776,800,000). Included in the consideration is an amount of US$53,400,000 (approximately HK$416,520,000) which shall be paid on or before the second anniversary date of the completion of the acquisition. The amount bears interest at London Inter-Bank Offering Rate minus 2%.

23. SHARE CAPITAL

	Number of shares	Amount HK$'000
Ordinary shares of HK$0.10 each		
Issued and fully paid		
At 1 April 2007	1,201,727,753	120,173
Issue of shares as a result of rights issue	600,863,876	60,086
At 30 September 2007	1,802,591,629	180,259

On 12 June 2007, the Company issued 600,863,876 rights shares at the issue price of HK$1.55 each on the basis of one share for every existing two shares held. Net proceeds were approximately HK$911,000,000 and were used to raise sufficient funding to subscribe for its entitlement under the rights issue of PAH, a listed subsidiary of the Group.

24. ACQUISITION OF SUBSIDIARIES

During the period, the Group acquired following subsidiaries and accounted for these acquisitions using the purchase method of accounting:

Subsidiaries incorporated in Peru	Date of acquisition
Pesquera Pocoma S.A.C.	23 May 2007
Pesquera El Pilar S.A.C.	1 June 2007
Pesquera Maru S.A.C.	1 June 2007

Subsidiaries incorporated in Panama	Date of acquisition
Inversionista La Candelaria S.A.	1 June 2007
Altoreal S.A.	1 June 2007

The acquisition of the above subsidiaries is collectively referred as "Subsidiaries".

24. ACQUISITION OF SUBSIDIARIES – *Continued*

The net assets acquired in the transactions, and the goodwill arising, are as follows:

	Acquirees' carrying amount before combination HK$'000	Provisional fair value adjustments HK$'000	Provisional fair value HK$'000
Property, plant and equipment	80,485	46,278	126,763
Intangible assets	18,541	83,162	101,703
Inventories	499	–	499
Trade, bills and other receivables	114,067	–	114,067
Bank balances and cash	133	–	133
Trade and other payables	(108,512)	–	(108,512)
Taxation	(414)	–	(414)
Finance leases	(56,667)	–	(56,667)
Deferred taxation	(15,230)	(38,827)	(54,057)
	32,902	90,613	123,515
Goodwill arising on acquisition			170,542
Total consideration, satisfied by cash			294,057
Net cash outflow arising on acquisition:			
Cash consideration paid			294,057
Cash and cash equivalents acquired			(133)
			293,924

The fair values are determined provisionally based on the information available up to the date of this report. The directors of the Company are still in the process of finalizing the fair values of the assets acquired.

The goodwill arising on the acquisition of Subsidiaries is attributable to the anticipated profitability of the business of the Group's fishing and fishmeal operations and the anticipated future operating synergies from the combination.

The acquisition of Subsidiaries contributed revenue of HK$4,337,000 and net loss of HK$1,288,000 to the Group's profit before tax for the period between the date of acquisition and the balance sheet date.

If the acquisition had been completed on 1 April 2007, the total Group revenue for the period would have been HK$5,102,030,000 and profit for the period would have been HK$423,190,000. The proforma information is for illustrative purpose only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 April 2007, nor is it intended to be a projection of future results.

25. CAPITAL COMMITMENTS

	30.9.2007 HK$'000 (unaudited)	31.3.2007 HK$'000 (audited)
Capital expenditure in respect of the acquisition of property, plant and equipment:		
Contracted for but not provided in the financial statements	**432,102**	221,246

26. CONTINGENT LIABILITIES

(a) Feoso (Singapore) Private Limited ("Feoso") issued a writ of summons against the Company, two employees (the "Employees") of the Company and Ever Bright Energy Co. Ltd. ("Ever Bright") on 21 June 2005 in relation to a dispute over supply of oil products by Ever Bright to Feoso in November 1999. The amount claimed in the writ approximates US$3,709,000 (approximately HK$28,930,000) plus interest, costs and other ancillary relief. Ever Bright was formerly an indirectly wholly-owned subsidiary of Pacific Andes (Holdings) Limited ("PAH"), a subsidiary of the Company with its shares listed on The Singapore Exchange Securities Trading Limited. The Group disposed its interest in Ever Bright on 31 January 2000.

The Company and the Employees filed a Defence on 2 September 2005. The Company has, through its solicitors filed its application for security for costs and requested Feoso to put up a security for the PAH's legal cost of proceedings in case Feoso's claim fails. The Company request for security is still under negotiation by the relevant parties. On 11 April 2007, the court issued an order for the parties to the court proceedings to exchange lists of documents and written statements.

In the opinion of the directors, the Company has valid grounds to defend the claim and as such, no provision for this claim has been made in the financial statements.

(b) Certain members of the Group are parties to legal processes in Peru. These relate to environmental matters, former employees and miscellaneous claims. The Group's legal advisor has advised the Group that US$1,490,000 (approximately HK$11,622,000) of these claims is likely to have unfavourable outcome for the Group and the outcome for claims of US$584,000(approximately HK$4,555,000) cannot be reasonably ascertained. Additionally, there are claims which the legal advisor has opined to have remote chances of resulting in unfavourable outcomes for the Group.

The Group had made a provision of US$1,490,000 (approximately HK$11,622,000) for these claims where the outcome is likely to be unfavourable to the Group. Save as disclosed above, no member of the Group in engaged in any litigation or claims of material importance known to the Directors to be pending and threatened against any members of the Group.

27. PLEDGE OF ASSETS

At 30 September 2007, the Group has pledged land and buildings and investment properties with aggregate carrying values of approximately HK$293,647,000 (31.3.2007: HK$297,747,000) and HK$53,200,000 (31.3.2007: HK$32,100,000) respectively, as collateral for mortgage loans granted to certain subsidiaries by certain banks. In addition to the above, property, plant and equipment and inventories of a subsidiary in United States of HK$6,354,000 (31.3.2007: HK$8,472,000) and HK$199,940,000 (31.3.2007: HK$234,001,000), respectively, were pledged as security for general banking facilities granted for that subsidiary.

Inventories of fishmeal of HK$31,200,000 (31.3.2007: HK$83,380,000) were also pledged as security for the revolving inventory financing facilities obtained from banks for a subsidiary in Peru.

In addition, shares and net assets amounted to HK$796,311,000 (31.3.2007: HK$894,370,000) of certain subsidiaries were pledged as securities for syndicated bank loan facilities obtained from banks.

28. RELATED PARTY TRANSACTIONS

(a) During the period, the Group entered into the following significant transactions with associates of the Group:

	Six months ended	
	30.9.2007	30.9.2006
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Sales of frozaen seafood *(note i)*	**183,796**	254,245
Purchase of frozen seafood *(note i)*	**10,913**	17,126
Agency income *(note ii)*	**2,500**	2,800

Notes:

(i) Sales and purchases of frozen seafood were carried out at market price or, where no market price was available, at cost plus a percertange profit mark-up.

(ii) Agency income were charged to associates on a cost allocation basis.

(b) Included in the discounting advances drawn on trade receivables with insurance coverage is an amount of HK$27,382,000 (31.3.2007: HK$43,029,000) which were drawn from discounting trade receivables with insurance coverage of an associate of HK$30,424,000 (31.3.2007: HK$47,810,000).

29. SUBSEQUENT EVENT

On 10 October 2007, the Group acquired new plant in Peru at a consideration of US$15,250,000 (approximately HK$118,950,000).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

For the six months ended 30 September 2007 ("1HFY2008"), the Group continued to record financial growth on the back of steadily increasing demand for seafood worldwide. During the period under review, the Group achieved a total turnover of HK$5,085.0 million, up 34.2% from HK$3,789.8 million in the last corresponding period.

In 1HFY2008, the Group further tapped the value of its rapidly growing upstream fishing division. Through Singapore-listed subsidiary Pacific Andes (Holdings) Limited ("PAH"), the Group raised its effective stake in China Fishery Group Limited ("China Fishery") from 18.4% to 40.8% in late July 2007. This stake increase was funded through a US$93 million (approximately HK$725.4 million) convertible bond issue and rights issue executed by PAH. To subscribe to PAH's rights, the Company itself also completed a rights issue in June 2007, which has effectively enlarged the Company's share capital base from 1,201,727,753 shares to 1,802,591,629 shares.

Fishing Division

During the review period, the fishing division recorded HK$1,606.7 million in revenue, 184.1% more against HK$565.5 million in 1HFY2007. The Group significantly enhanced the earning capabilities of this division by increasing Vessel Operating Agreements ("VOAs") and establishing new fishmeal processing operations in Peru.

In 1HFY2008, the fishing division operated a total of 23 supertrawlers in the Pacific Ocean under 4 VOAs. It also acquired 16 fishing vessels and 3 fishmeal plants in Peru for its fishmeal processing operations, bringing the total to 34 fishing vessels and 6 fishmeal plants as at the end of the reporting period.

To enhance the proportion of earnings contributed, the Group raised its effective stake in China Fishery from 18.4% to 40.8%. As the transaction was completed only late into 1HFY2008, the effects of contribution are yet to be reflected fully. In spite of this, the Group has already captured part of the value of raising its stake in China Fishery, which increased its segmental contribution to Group sales to 31.6% in 1HFY2008, from 14.9% in 1HFY2007.

Frozen Fish Supply Chain Management ("SCM") Division

Bolstered by continually rising demand for fish for both domestic consumption and re-export purposes, the People's Republic of China (the "PRC") remained a robust market for the Group. As one of the PRC's largest frozen fish importer, the SCM division recorded a segmental turnover of HK$2,118.2 million in 1HFY2008, which stood at 41.7% of Group total sales. This also represented a 25.9% increase from HK$1,682.7 million achieved in the same period last year.

Business Review – *Continued*

Processing and Distribution Division

The Group's processing and distribution division recorded a turnover of HK$1,354.8 million in 1HFY2008, or 26.6% of the Group's total sales for the period.

In mid-2007, various imported products from the PRC, including pet food, toys, medical products and farm-raised seafood, were affected under import alerts issued by the Food and Drug Administration ("FDA") and also manufacturer recalls within the United States ("US"). Although the Group's PRC's operations do not involve any farm-raised seafood, and none of the Group's products were involved in the safety issues or rejection from any country, general consumer perception towards all Chinese products in the US has been adversely affected. This has resulted in declined orders from the North American market for the Group during the period under review.

Following this series of incidents, the PRC Entry-Exit Inspection and Quarantine Bureau ("CIQ") stepped up on controls of US, Europe and Japan-bound export products. As a result of the more frequent and stringent safety checks conducted by CIQ, shipment of products now takes an extensively longer process; the Group's production and delivery schedules have also been affected as a result.

Compounding this issue, one of the Group's fish processing facilities in Qingdao, PRC, was affected by two flash floods that occurred over August and September 2007. Operations at this facility were halted for one month, but production has since resumed, and the necessary insurance claims lodged.

The above reasons have collectively attributed to an 11.9% year-on-year decline in segmental sales generated by the processing and distribution division in 1HFY2008.

Financial Review

Results

In 1HFY2008, the Group recorded a total turnover of HK$5,085.0 million, a 34.2% increase from HK$3,789.8 million year-on-year. The growth was driven primarily by increased contribution from China Fishery and strong organic sales growth achieved in the frozen fish SCM division, while offset by weaker performance arising from unforeseen circumstances in the processing division.

Gross profit rose 47.9% to HK$903.6 million, while EBITDA (i.e. earnings before interest, tax, depreciation and amortization) surged 45.6% to HK$848.6 million, reflecting the effects of integrating high-margin fishing operations into the Group's business.

In line with a larger scope of operations, the Group experienced rising operating expenses. Finance expenses during 1HFY2008 increased because of the issue of senior notes, convertible bonds as well as syndicated loan facility was drawn down to finance the construction of the Group's new processing plant in Hongdao, the PRC. Increases in other expenses were due to the issuing expenses of PAH's convertible bond and rights issue undertaken during the review period. Notwithstanding these factors, profit for the period increased 13.9% to HK$422.3 million. In this period, the Group recorded a gain of HK$24.7 million on the deemed dilution of interest in PAH, arising from the conversion of some PAH convertible bonds into PAH shares.

Financial Review – *Continued*

Results – Continued

Net profit attributable to equity holders of the company increased 6.5% to HK$187.5 million. Earnings per share recorded HK11.5 cents (1HFY2007: HK13.9 cents), as a result of an increased share base attributable to the rights issue carried out by the Company in June 2007.

In terms of profit margins, the Group's gross margin improved from 16.1% in 1HFY2007 to 17.8% in 1HFY2008. EBITDA margin improved from 15.4% to 16.7%, while profit for the period margin declined from 9.8% to 8.3%, for reasons as explained above.

Performance by Markets

Analysing sales by geographical areas, the PRC remained as the largest market for the Group. Sales to the PRC recorded HK$2,612.6 million in 1HFY2008, a 39.1% increase against the same period last year. The amount made up 51.4% (1HFY2007: 49.6%) of Group total turnover. On increased sales of premium fish products, sales to East Asia surged 146.5% to HK$878.8 million, accounting for 17.3% (1HFY2007: 9.4%) of Group's turnover. Sales to Europe increased by 7.0% to HK$891.7 million, accounting for 17.5% (1HFY2007: 22.0%) of 1HFY2008 total turnover. Due to temporarily dampened consumer demand, sales to North America decreased 7.1% to HK$653.0 million, which accounted for 12.8% (1HFY2007: 18.5%) of total sales.

Liquidity, Financial Resources and Capital Structure

In the period under review, the Group maintained a sound financial position. It increased its total equity by enlarging the Company's share capital through a rights issue and increasing retained earnings. As at 30 September 2007, the Group's total equity amounted to HK$5,044.0 million, as compared to HK$3,901.6 million as at 31 March 2007.

As at the end of the review period, the Group held total assets valued at HK$12.2 billion, up 20.2% from HK$10.1 billion as at 31 March 2007. Of this, HK$375.4 million are in cash and bank balances. Non-current assets, which comprised mainly of fixed assets, goodwill and deferred charter hire fees increased substantially to HK$7,282.6 million over 1HFY2008. This increase is mainly to the fishing division's expansion activities, as well as significant goodwill arising from PAH's stake increase in China Fishery. Current assets, including trade and related receivables, decreased slightly to HK$4,897.4 million in line with industry seasonality patterns. As at the end of the period, the Group maintained net current assets of HK$1,294.3 million.

The Group increased its interest-bearing borrowings in the period under review to HK$5,455.8 million as at 30 September 2007 from HK$5,130.6 million as at 31 March 2007, attributable mainly to PAH's convertible bonds, which offset decreased trade-related borrowings that are in line with a seasonally lower period.

Correspondingly, gearing ratio, being total debts to total assets as at 30 September 2007 stood at 45%, as compared to 51% as at 31 March 2007.

The Group's major borrowings are in US Dollars and carry non-fixed interest rates, except for the abovementioned China Fishery senior notes and PAH convertible bonds. As the Group's revenue is mainly denominated in US Dollars and major payments are made in either US Dollars or HK Dollars, it faces relatively low currency risks.

Financial Review – *Continued*

Dividend

In line with the Group's past practice of distributing dividends at the end of each financial year, the Board of Directors has not recommended any interim dividend for the six months ended 30 September 2007.

Employees and Remuneration

As at 30 September 2007, the Group employed a total of 7,700 employees on both a permanent as well as contractual basis worldwide. The Group adopts a localised remuneration policy that is in line with the respective geographical markets, and has in place a share award plan to further incentives eligible directors and staff.

Prospects

Global Demand for Seafood

The Group expects strong global and in particular Chinese demand to underpin its future performance. As a result of rising consumption, the PRC is importing more frozen fish and stepping up on aquaculture production annually. Its significance as a global processing base for seafood should also remain, as high efficiencies and a good industry infrastructure continues to draw seafood companies to source from the PRC. The Group's businesses in fishmeal processing, fishing, trading and processing are all well positioned to tap into the opportunities presented in each of these areas.

On the other hand, the management is confident that US demand should return to normal progressively, as the US FDA and PRC CIQ cooperate to develop measures to enforce the safety of Chinese imported products and restore consumer confidence. Prior to the food safety incidences, American consumption of seafood has been on a general rising trend for the past five years, according to statistics from the National Marine Fisheries Service. As the US should continue to rely significantly on external imports of seafood to meet domestic demand, the long-term outlook on the North American market remains positive for the Group.

Responding to a growing demand for seafood worldwide, the Group will continue to execute its strategy of increasing access to fish resources on the upstream level, such as increasing its fishing capabilities or making acquisitions in strategic fishing nations. It also aims to develop its operations downstream to engage in higher value-added activities, and strive to increase operational efficiencies so as to maximise the profits from current operations. Some of the immediate plans include:

1. South Pacific Expansion

   The fishing division will focus on developing its South Pacific operations in the near-term. It is currently carrying out enhancement works to selected supertrawlers that are to be deployed to the South Pacific Ocean for the fishing of a new fish species - Chilean Jack Mackerel - in 2008. Having enlarged its fleet and processing capacities significantly in the year to date, the Group will continue to improve the efficiencies of its fishing and fishmeal processing operations in Peru. It will also maintain a lookout for attractive acquisitive opportunities that can strengthen its competitive edge in the industry.

Prospects – *Continued*

Global Demand for Seafood – Continued

2. Increasing Transportation Fleet

   The Group is continually looking into opportunities to expand its transportation fleet owned under the frozen fish SCM division. Due to a prolonged global shortage in reefer vessel capacity, expanding the Group's self-owned transportation fleet will allow it to reduce chartering expenses, which can rise significantly during peak fishing seasons.

3. Hongdao Processing Plant

   The processing division's new processing complex located in Hongdao of the PRC is scheduled to begin trial operations in early-2008. Through the new facility, the Group will be better placed to meet the demand for value-added seafood products, particularly from the American and European markets. It can also expect to rationalise production, optimise output, minimise raw material wastages and use water and energy resources more efficiently.

   Based on the aforesaid, the Group is optimistic of achieving continued business growth ahead.

PURCHASE, SALE OR REDEMPTION

During the six months ended 30 September 2007, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities of the Company during the period.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions (the "Model Code").

Specific enquiry has been made of all the directors of the Company who have confirmed their compliance with the required standards set out in the Model Code during the six months ended 30 September 2007.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial matters including the review of the unaudited interim financial statements for the six months ended 30 September 2007.

The interim financial reports have been reviewed by the Company's auditors, in accordance with Hong Kong Standard on Review Engagements 2410 "Review on Interim Financial Information Performed by the Independent Auditor of the Entity".

The members of the Audit Committee are Mr. Lew V. Robert (chairman), Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent, the independent non-executive directors of the Company.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied throughout the six months ended 30 September 2007 with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules, except for the following deviations:

CG Code Provision A.2 provides the role of the Chairman with respect to the management of the Board. The late Ng Swee Hong, founder of the Company, was Chairman of the Board until he passed away on 16 September 2006. As a transitional arrangement, Executive Director Teh Hong Eng provisionally assumed the role of Chairperson from 17 September 2006 to 18 April 2007.

On 19 April 2007, Teh Hong Eng was formally appointed as Chairperson of the Company to succeed the late Ng Swee Hong. Ng Joo Siang, who has been the Managing Director of the Company, was appointed as the Vice-Chairman of the Company.

CG Code Provision A.4.1 provides that non-executive directors should be appointed for a specific term, subject to re-election. The independent non-executive directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the provisions of the Company's bye-laws. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at 30 September 2007, the interests and short positions of the Directors or chief executive of the Company in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"), which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies, were as follows:

Shares

	Number of ordinary shares held (long position)		
Directors	**Personal Interest**	**Family Interest**	**Percentage of the issued share capital of the Company**
Ng Joo Siang *(Note)*	–	1,059,600	0.06%
Ng Puay Yee	2,116,800	–	0.12%

Note: These shares are held under the name of the spouse of Ng Joo Siang.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY – *Continued*

Save as disclosed above, as at 30 September 2007, none of the Directors and the chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required notification to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interests and short positions which they were taken or deemed to have under such provisions of the SFO); or which were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or as otherwise notified to the Company or the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

SUNSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OF THE COMPANY

Save as disclosed below, as at 30 September 2007, according to the register of interest kept by the Company under Section 336 of the SFO and so far as was known to the Directors or chief executive of the Company, no other person or companies (other than a Director or chief executive of the Company whose interests are disclosed above) had an interest or a short position in the shares or underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members the Group or had any option in respect of such capital:

Name of shareholder	Capacity	Total number of issued ordinary shares held (long position)	Percentage of the issued share capital of the Company
N. S. Hong Investment (BVI) Limited *(Note 1)*	Beneficial owner	946,710,913	51.10%
Cheah Cheng Hye *(Note 2)*	Beneficial owner	162,200,754	9.00%
Leung Hok Pang	Beneficial owner	96,118,000	5.33%

Notes:

(1) N.S. Hong Investment (BVI) Limited directly holds such shares.

(2) Cheah Cheng Hye holds a total of 162,200,754 shares by virtue of his deemed interest in the shares held by Value Partners Limited.

SUNSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OF THE COMPANY – *Continued*

Other than disclosed above, the Company has not been notified of any persons who had interests or short positions in the shares or underlying shares of the Company, which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of SFO.

By Order of the Board
Ng Joo Siang
Vice-Chairman and Managing Director

Hong Kong, 28 December 2007

As at the date of this report, the executive directors of the Company are Madam Teh Hong Eng, Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank and Ms. Ng Puay Yee whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry, and Mr. Yeh Man Chun, Kent.

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF
PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

INTRODUCTION

We have reviewed the interim financial information set out on pages 1 to 21, which comprises the condensed consolidated balance sheet of Pacific Andes International Holdings Limited as of 30 September 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

28 December 2007

中期財務資料審閱報告

Deloitte.
德勤

致：太平洋恩利國際控股有限公司董事會

緒言

本行已審閱載於第1至21頁之中期財務資料，當中載有太平洋恩利國際控股有限公司於二零零七年九月三十日之簡明綜合資產負債表，以及截至該日止六個月期間之相關簡明綜合收益表、權益變動表及現金流量表以及若干附註解釋。根據香港聯合交易所有限公司主板證券上市規則規定，編製中期財務報告須遵照其項下相關條文規定及香港會計師公會頒佈之香港會計準則第34號「中期財務報告」。董事之責任為根據香港會計準則第34號編製及呈列中期財務資料。本行之責任乃根據本行之審閱結果就中期財務資料提出總結，並按照與本行協定之聘用條款，僅向　閣下全體報告。除此以外，本報告不可作其他用途。本行概不就本報告的內容對任何其他人士負責或承擔法律責任。

審閱範圍

本行已根據香港會計師公會頒佈之《香港審閱委聘準則》第2410號「實體獨立核數師對中期財務資料之審閱」進行審閱。審閱中期財務資料主要包括向負責財務及會計事務之人士作出查詢，並應用分析性及其他審閱程序。審閱範圍遠少於根據香港核數準則進行審核之範圍，故本行未能保證本行將知悉在審核中可能發現之所有重大事項。因此，本行不會發表審核意見。

結論

根據本行之審閱，本行並無發現任何事項致使本行相信中期財務資料未有於各重大方面根據香港會計準則第34號編製。

德勤•關黃陳方會計師行
執業會計師
香港

二零零七年十二月二十八日

主要股東於本公司股份及相關股份之權益及短倉 — *續*

除上文披露者外，概無任何人士通知本公司其擁有須記入由本公司根據證券及期貨條例第336條規定存置之登記冊內之本公司股份或相關股份之權益或短倉。

承董事會命
副主席兼董事總經理
黃裕翔

香港，二零零七年十二月二十八日

於本報告日期，本公司執行董事為鄭鳳英女士、黃裕翔先生、黃裕桂先生、黃裕培先生及黃培圓女士；而本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

董事於本公司股份、相關股份及公司債券之權益及短倉－續

除上文披露者外，於二零零七年九月三十日，本公司之董事及行政總裁概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及公司債券中擁有任何根據證券及期貨條例第XV部第7及8分部規定需通知本公司及聯交所；或根據證券及期貨條例第352條規定須記入當中所述之登記冊內；或根據上市公司董事進行證券交易的標準守則須通知本公司或聯交所之任何權益或短倉（包括根據證券及期貨條例條文當作或視為由任何該等董事及行政總裁持有之權益及短倉）。

主要股東於本公司股份及相關股份之權益及短倉

除下文披露者外，於二零零七年九月三十日，按照本公司根據證券及期貨條例第336條存置之權益登記冊，及就董事及本公司之行政總裁所知悉，概無其他人士或公司（所持權益已於上文披露之董事及本公司行政總裁除外））於股份或相關股份中擁有根據證券及期貨條例第XV 部第2及3分部之條文須向本公司披露之權益或短倉，或直接或間接擁有附帶可於任何情況下在本集團任何其他成員公司之股東大會上投票權利之任何類別股本面值10%或以上之權益或擁有涉及該等股本之任何購股權：

股東名稱／姓名	身分	所持已發行普通股總數（長倉）	佔本公司已發行股本百分比
N. S. Hong Investment (BVI) Limited *(附註1)*	實益擁有人	946,710,913	51.10%
謝清海*(附註2)*	實益擁有人	162,200,754	9.00%
梁鶴鵬	實益擁有人	96,118,000	5.33%

附註：

(1) N.S. Hong Investment (BVI) Limited 直接持有該等股份。

(2) 謝清海被視為於Value Partners Limited 所持有合共162,200,754股股份中擁有權益，故被視為持有該等股份。

企業管治常規守則

除下述偏離情況外，本公司於截至二零零七年九月三十日止六個月一直遵守上市規則附錄14所載企業管治常規守則（「企業管治守則」）：

企業管治守則第A.2條訂明主席與董事會管理層之職責。本公司已故創辦人黃垂豐先生一直擔任董事會主席至二零零六年九月十六日辭世為止。作為過渡安排，執行董事鄭鳳英於二零零六年九月十七日至二零零七年四月十八日期間暫代主席一職。

於二零零七年四月十九日，鄭鳳英獲正式委任為本公司主席，繼任已故黃垂豐之職位，而本公司董事總經理黃裕翔先生則獲委任為本公司副主席。

企業管治守則第A.4.1條規定非執行董事須按特定任期委任及重選連任。本公司獨立非執行董事並非按特定任期委任，惟須根據本公司細則條文於本公司股東週年大會輪值告退及重選連任。因此，本公司認為本公司已採取足夠措施以確保本公司之企業管治常規不遜於企業管治守則之規定。

董事於本公司股份、相關股份及公司債券之權益及短倉

於二零零七年九月三十日止，根據證券及期貨條例（「證券及期貨條例」）第XV部第7及8分部規定須通知本公司及香港聯合交易所有限公司（「聯交所」）；或根據證券及期貨條例第352條規定須記入當中所述之登記冊內；或根據上市公司董事進行證券交易的標準守則須通知本公司及聯交所關於董事及本公司行政總裁於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或公司債券之權益及短倉（包括根據證券及期貨條例條文當作或視為由任何該等董事或行政總裁持有之權益及短倉）如下：

股份

	所持普通股數目（長倉）		
董事	個人權益	家族權益	佔本公司已發行股本百分比
黃裕翔（*附註*）	–	1,059,600	0.06%
黃培圓	2,116,800	–	0.12%

附註： 該等股份由黃裕翔之配偶持有。

前景－續

全球對海產之需求－續

2. 擴展運輸船隊

本集團不斷物色機會，擴展冷凍魚類供應鏈管理部旗下運輸船隊。由於全球之冷凍貨船載貨船長期短缺，擴展本集團本身之運輸船隊將可減低於捕撈旺季顯著上升之船舶租貨支出。

3. 紅島加工廠房

加工部之新綜合加工廠房位於中國紅島，計劃於二零零八年初進行測試運作。透過該項新設施，本集團將處於更有利位置，應付對增值海產產品之需求，特別是來自美國及歐洲市場的需求。本集團亦可望精簡生產程序、提升輸出量、降低原材料耗廢，並更有效運用水及能源資源。

基於上文所述，本集團對未來業務持續增長感到樂觀。

買賣或贖回

截至二零零七年九月三十日止六個月，本公司或其任何附屬公司於期內概無買賣或贖回本公司任何上市證券。

證券交易之標準守則

本公司已採納上市規則附錄10所載之上市公司董事進行證券交易的標準守則作為董事進行證券交易之行為守則（「標準守則」）。

本公司已向全體董事作出具體查詢，董事確認於截至二零零七年九月三十日止六個月一直遵守標準守則所載規定標準。

審核委員會

審核委員會與管理層已審閱本集團採納之會計原則及慣例，並討論有關核數、內部監控及財務事宜，包括審閱截至二零零七年九月三十日止六個月之未經審核中期財務報表。

中期財務報表已由本公司核數師按照香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」審閱。

審核委員會之成員為劉嘉彥先生（主席）、郭琳廣先生及葉文俊先生，三位均為本公司獨立非執行董事。

管理層討論及分析 – 續

財務回顧 – 續

股息

按照本集團於過往各財政年度終期派付股息之一貫做法，董事會不建議就二零零七年九月三十日止六個月派付任何中期股息。

僱員及薪酬

於二零零七年九月三十日，本集團以固定及合約形式於全球僱用合共7,700名僱員。本集團採用地區薪酬政策，根據各個地區市場釐定薪酬，並就進一步獎勵合資格董事及僱員實施股份獎勵計劃。

前景

全球對海產之需求

本集團預期全球（尤其是中國）之龐大需求將支持其未來表現。由於消耗量上升，中國進口更多冷凍魚類並加快水產養殖年產量。由於高效率及完善行業基建繼續吸引海產公司向中國採購，中國應可繼續成為全球重要海產加工基地之地位。本集團之魚粉加工、捕撈、買賣及加工業務均處於有利位置，把握上述各業務範疇之商機。

另一方面，隨著美國食品及藥物管理局以及中國國家檢疫局合作制訂措施以加強中國進口產品之安全性及重建消費者信心，管理層有信心美國之需求將逐步回復正常。根據美國國家海洋漁業局之統計數字，於發生食品安全事故前，美國海產消耗量於過去五年整體呈上升趨勢。由於美國將繼續主要依賴外來進口之海產以應付國內需求，本集團對北美市場之長期前景感到樂觀。

為應付世界各地對海產不斷增長之需求，本集團將繼續實行從上游層面獲取更多魚類資源之策略，例如提升捕撈能力或於策略捕撈國家進行收購。本集團亦銳意發展其下游業務，從事較高增值業務，並致力提升營運效率以盡量增加現有業務之溢利。目前之部分計劃包括：

1. 南太平洋擴展

   捕撈部於短期內將集中發展南太平洋業務。該部現正就若干大型拖魚網船進行改善工程，該等船隻將於二零零八年用作於南太平洋捕撈智利竹莢魚(Chilean Jack Mackerel)。截至半年結算日，本集團已大幅擴展其船隊及加工能力，並將繼續改善其捕撈效率及秘魯魚粉加工業務。本集團亦將繼續尋找具吸引力的收購機會，以加強於行業內的競爭優勢。

管理層討論及分析－*續*

財務回顧－*續*

業績－續

本公司權益持有人應佔純利增加6.5%至187,500,000港元。由於本公司在二零零七年六月進行供股令股份基礎增加，每股盈利為11.5港仙（二零零七財政年度上半年：13.9港仙）。

於邊際利潤方面，本集團之毛利由二零零七財政年度上半年之16.1%改善至二零零八財政年度上半年之17.8%。EBITDA利潤率由15.4%改善至16.7%，而期內溢利基於上文所闡釋之原因由9.8%微跌至8.3%。

市場表現

按地區市場分析之銷售額而言，中國繼續為本集團之最大市場。於二零零八財政年度上半年，向中國作出之銷售額為2,612,600,000港元，較去年同期增加39.1%，佔本集團總營業額51.4%（二零零七財政年度上半年：49.6%）。由於增加銷售優質魚類產品，向東亞地區作出之銷售激增146.5%至878,800,000港元，佔本集團營業額17.3%（二零零七財政年度上半年：9.4%）。向歐洲作出之銷售增加7.0%至891,700,000港元，佔二零零八財政年度上半年總營業額17.5%（二零零七財政年度上半年：22.0%）。由於客戶需求暫時放緩，向北美洲作出之銷售減少7.1%至653,000,000港元，佔總銷售額之12.8%（二零零七財政年度上半年：18.5%）。

流動資金、財務資源及資本結構

回顧期內，本集團財務狀況維持穩健。本集團透過供股及增加保留盈利擴大本公司股本，從而令其總權益上升。於二零零七年九月三十日，本集團之總權益由二零零七年三月三十一日之3,901,600,000港元增加至5,044,000,000港元。

於回顧期間結算日，本集團所持總資產之評值為12,200,000,000港元，較二零零七年三月三十一日之10,100,000,000港元上升20.2%，當中375,400,000港元為現金及銀行結餘。非流動資產於二零零八財政年度上半年顯著上升，達7,282,600,000港元，當中主要為固定資產、商譽及遞延船舶租賃費用。該等升幅主要由於捕撈部擴充業務以及恩利控股增加於中漁之股權產生龐大商譽所致。流動資產（包括貿易及相關應收款項）輕微下降至4,897,400,000港元，與行業季節性週期相符。於本期間結束時，本集團之流動資產淨值為1,294,300,000港元。

回顧期內，本集團之帶息借貸由二零零七年三月三十一日之5,130,600,000港元增加至二零零七年九月三十日之5,455,800,000港元，主要由於恩利控股之可換股債券，抵銷了隨著淡季而減少之貿易相關借貸。

因此，於二零零七年九月三十日之資產負債比率（即負債總額相對資產總值）為45%；二零零七年三月三十一日則為51%。

除上述中漁優先票據及恩利控股可換股債券外，本集團之借貸以美元為主，並以非固定息率計息。由於本集團營業額主要以美元列值，加上絕大部分以美元或港元支付，故所承受匯率風險相對較低。

業務回顧－續

加工及分銷部

於二零零八財政年度上半年，本集團之加工及分銷部錄得營業額1,354,800,000港元，或佔本集團期內總銷售額26.6%。

於二零零七年中，多種自中國進口之產品（包括寵物食品、玩具、醫藥產品及養殖海產）受到食品及藥物管理局（「食品及藥物管理局」）發出之入口警告以及美國境內製造商回收所影響。儘管本集團之中國業務並無涉及任何養殖海產，加上本集團產品概無涉及任何安全問題或遭到任何國家拒絕進口，惟美國一般消費者對所有中國產品之印象已受到負面影響，導致北美市場於回顧期間向本集團發出之訂單減少。

自發生一連串事故後，中國出入境檢驗檢疫局（「國家檢疫局」）對美國、歐洲及日本出口商品加強監管。由於國家檢疫局更頻密地進行嚴格安全檢查，現大幅延長了產品的付運程序，本集團之生產及付運進度亦因而受到影響。

除上述事故外，本集團於中國青島之其中一個魚類加工設施受到於二零零七年八月至九月期間發生之兩次山洪暴發所影響。該設施之運作停頓了一個月，但已恢復生產並作出所需保險索償。

基於上述各項原因，加工及分銷部於二零零八財政年度上半年之分類銷售額按年減少11.9%。

財務回顧

業績

於二零零八財政年度上半年，本集團錄得總營業額5,085,000,000港元，較去年之3,789,800,000港元增加34.2%。營業額增加主要因中漁之貢獻增加，以及冷凍魚類供應鏈管理部之強勁內部銷售增長所帶動所致，惟由於加工部出現未能預見情況導致表現疲弱，抵銷了部分升幅。

毛利上升47.9%至903,600,000港元，而EBITDA（未計利息、税項、折舊及攤銷前盈利）躍升45.6%至848,600,000港元，反映整合高利潤捕撈業務至本集團業務之影響。

為配合更大的業務規模，本集團之經營支出增加。於二零零八財政年度上半年之財務支出增加，乃由於發行優先票據及可換股債券，以及本集團就撥資興建其於中國紅島新加工廠房而提取銀團貸款融資所致。其他支出增加乃由於回顧期內恩利控股之可換股債券及供股產生發行開支所致。儘管出現以上各項因素，期內溢利增加13.9%至422,300,000港元。於本期間，本集團就視作攤銷於恩利控股之權益錄得收益24,700,000港元，乃由於轉換部分恩利控股可換股債券為恩利控股股份而產生。

管理層討論及分析

業務回顧

截至二零零七年九月三十日止六個月（「二零零八財政年度上半年」），本集團在全球海產需求穩步增長所帶動下繼續錄得財務增長。於回顧期間，本集團總營業額為5,085,000,000港元，較去年同期3,789,800,000港元增加34.2%。

於二零零八財政年度上半年，本集團自其迅速增長的捕撈部進一步收成。於二零零七年七月底，本集團透過新加坡上市附屬公司太平洋恩利（控股）有限公司（「恩利控股」），將其於中漁集團有限公司（「中漁」）之實際股權由18.4%增加至40.8%。增加股權所需資金乃透過發行本金額93,000,000美元（約725,400,000港元）之可換股債券及由恩利控股進行供股撥付。為認購恩利控股之供股，本公司亦於二零零七年六月完成供股，將本公司之股本基礎由1,201,727,753股實際擴大至1,802,591,629股。

捕撈部

於回顧期間，捕撈部錄得營業額1,606,700,000港元，較二零零七財政年度上半年之565,500,000港元增加184.1%。本集團透過增加船舶經營協議（「船舶經營協議」）及於秘魯成立新魚粉加工業務大大提升此部門之盈利能力。

於二零零八財政年度上半年，捕撈部根據四份船舶經營協議於太平洋運作合共23艘大型拖網漁船。本集團亦於秘魯為其魚粉加工業務購入16艘漁船及3家魚粉廠房，令於報告期間結算日的漁船及魚粉廠房數目合共達34艘及6家。

為提升盈利貢獻比例，本集團將其於中漁之實際股權由18.4%提升至40.8%。由於交易於二零零八財政年度上半年底方告完成，貢獻之影響尚未全面反映。儘管如此，本集團已獲得增加中漁股權的部分價值，令該分類於二零零八財政年度上半年對本集團銷售額之貢獻由二零零七財政年度上半年之14.9%增至31.6%。

冷凍魚類供應鏈管理（「供應鏈管理」）部

由於本地消耗及用作轉口的魚類需求持續上升，中華人民共和國（「中國」）繼續為本集團蓬勃發展的市場。作為國內最大冷凍魚類進口商之一，供應鏈管理部於二零零八財政年度上半年錄得分類營業額2,118,200,000港元，佔本集團總銷售額比例維持於41.7%，亦較去年同期之1,682,700,000港元增加25.9%。

27. 資產抵押

於二零零七年九月三十日，本集團已將賬面總值分別約293,647,000港元（二零零七年三月三十一日：297,747,000港元）及53,200,000港元（二零零七年三月三十一日：32,100,000港元）之土地及樓宇以及投資物業，作為多家銀行向若干附屬公司授出按揭貸款之抵押。除上述者外，美國一家附屬公司價值分別為6,354,000港元（二零零七年三月三十一日：8,472,000港元）及199,940,000港元（二零零七年三月三十一日：234,001,000港元）之物業、機器及設備以及存貨，已就該附屬公司所獲之一般銀行融資作出抵押。

魚粉存貨31,200,000港元（二零零七年三月三十一日：83,380,000港元）亦已作出抵押，以就秘魯一家附屬公司取得銀行存貨循環信貸融資。

此外，若干附屬公司之股份及資產淨值796,311,000港元（二零零七年三月三十一日：894,370,000港元）已抵押予銀行，以取得銀團貸款融資。

28. 關連人士交易

(a) 期內，本集團與其聯營公司進行以下主要交易：

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
	（未經審核）	（未經審核）
銷售冷凍海產食品 *（附註i）*	**183,796**	254,245
購買冷凍海產食品 *（附註i）*	**10,913**	17,126
代理收入 *（附註ii）*	**2,500**	2,800

附註：

(i) 冷凍海產食品乃按市價銷售和購買，或如無市場價格可供參考，則按成本加若干溢利百分比計算。

(ii) 按成本分攤基準向聯營公司收取代理收入。

(b) 自已投保貿易應收款項提取之貼現墊款當中包括27,382,000港元（二零零七年三月三十一日：43,029,000港元），乃自一家聯營公司已投保貼現貿易應收款項30,424,000港元（二零零七年三月三十一日：47,810,000港元）支取。

29. 結算日後事項

於二零零七年十月十日，本集團以代價15,250,000美元（約118,950,000港元）於秘魯購入新廠房。

25. 資本承擔

	二零零七年九月三十日 千港元 (未經審核)	二零零七年三月三十一日 千港元 (經審核)
就購買物業、機器及設備之資本開支承擔：		
已訂約但尚未在財務報表撥備	432,102	221,246

26. 或然負債

(a) Feoso (Singapore) Private Limited (「Feoso」) 於二零零五年六月二十一日就Ever Bright Energy Co. Ltd. (「Ever Bright」) 於一九九九年十一月向Feoso供應原油產品之爭議，向本公司、本公司兩名僱員 (「僱員」) 及Ever Bright發出傳訊令狀。據令狀提出索償之金額約為3,709,000美元 (約28,930,000港元)，另加利息、堂費及其他相關法律濟助。Ever Bright為本公司附屬公司太平洋恩利 (控股) 有限公司 (「恩利控股」) 之前間接全資附屬公司。恩利控股之股份於新加坡證券交易所有限公司上市。本集團於二零零零年一月三十一日出售其於Ever Bright之權益。

本公司及僱員已於二零零五年九月二日入稟抗辯。本公司已透過其律師呈交成本保證金申請，要求Feoso為Feoso之索償一旦失敗就恩利控股之法律訴訟成本交出保證金。有關各方現正就本公司提出之保證金要求進行磋商。於二零零七年四月十一日，法院頒令要求法律訴訟各方就交換文件列表及書面聲明。

董事認為，本公司具備充份理據就該索償作出抗辯，故並無於財務報表就該索償作出撥備。

(b) 本集團若干成員公司在秘魯牽涉法律訴訟。該等法律訴訟涉及環保、前僱員及其他申索。本集團的法律顧問表示，該等申索其中1,490,000美元 (約11,622,000港元) 大有可能對本集團有不利結果，而584,000美元 (約4,555,000港元) 申索結果未能合理地確定。此外，另有法律顧問認為對本集團有不利影響的機會極微的申索。

本集團已就有可能對本集團有不利影響的申索作出撥備1,490,000美元 (約11,622,000港元)。除上文披露者外，本集團任何成員公司概無牽涉任何重大訴訟或索償，而就董事所知，本集團任何成員公司亦無任何尚未了結或面臨之重大訴訟或索償。

24. 收購附屬公司－續

交易所收購資產淨值及所產生商譽如下：

	合併前被收購方之賬面值 千港元	臨時公平值調整 千港元	臨時公平值 千港元
物業、機器及設備	80,485	46,278	126,763
無形資產	18,541	83,162	101,703
存貨	499	－	499
貿易應收款項、票據及其他應收款項	114,067	－	114,067
銀行結存及現金	133	－	133
貿易及其他應付款項	(108,512)	－	(108,512)
税項	(414)	－	(414)
融資租約	(56,667)	－	(56,667)
遞延税項	(15,230)	(38,827)	(54,057)
	32,902	90,613	123,515
收購所產生商譽			170,542
總代價，以現金支付			294,057
收購所產生現金流出淨額：			
已付現金代價			294,057
所收購現金及現金等值項目			(133)
			293,924

公平值乃按截至本報告日期所得資料暫定。本公司董事正落實所購入資產之公平值。

收購附屬公司產生之商譽乃基於本集團捕撈及魚粉業務之預期盈利能力，及有關業務合併之預期未來經營協同效益。

於收購日期至結算日期間，收購附屬公司為本集團期內除税前溢利帶來4,337,000港元收益及1,288,000港元虧損淨額。

倘收購已於二零零七年四月一日完成，則本集團期內總收益應為5,102,030,000港元，而期內溢利應為423,190,000港元。備考資料僅供闡釋用途，並非為倘收購已於二零零七年四月一日完成，本集團實際所得收益及經營業績之指標，亦非作為日後業績之預測。

22. 應付遞延代價

於截至二零零七年九月三十日止六個月，本集團購入一家附屬公司之額外權益，現金代價為356,000,000美元（約2,776,800,000港元）。計入代價之款項53,400,000美元（約416,520,000港元）將於收購完成起計滿兩周年當日或之前支付。有關款項按倫敦銀行同業拆息率減2厘計息。

23. 股本

	股份數目	數額 千港元
每股面值0.10港元之普通股		
已發行及繳足		
於二零零七年四月一日	1,201,727,753	120,173
因供股發行股份	600,863,876	60,086
於二零零七年九月三十日	1,802,591,629	180,259

於二零零七年六月十二日，本公司按每持有兩股現有股份發行一股股份之基準發行600,863,876股供股股份，發行價為每股1.55港元。所得款項淨額約911,000,000港元，已作為其認購本集團上市附屬公司恩利控股供股項下配額之資金。

24. 收購附屬公司

期內，本集團收購下列附屬公司並採用收購會計法將此等收購入賬：

於秘魯註冊成立之附屬公司	收購日期
Pesquera Pocoma S.A.C.	二零零七年五月二十三日
Pesquera El Pilar S.A.C.	二零零七年六月一日
Pesquera Maru S.A.C.	二零零七年六月一日

於巴拿馬註冊成立之附屬公司	收購日期
Inversionista La Candelaria S.A.	二零零七年六月一日
Altoreal S.A.	二零零七年六月一日

收購上述附屬公司統稱為「附屬公司」。

20. 可換股債券－續

期內可換股債券之負債部分及權益兌換權之變動載列如下：

	負債部分 千港元	權益兌換部分 千港元
發行可換股債券	661,142	46,806
利息開支	23,804	–
已付利息	(11,808)	–
兌換可換股債券	(64,692)	(4,580)
於二零零七年九月三十日之結餘	608,446	42,226

21. 優先票據

於二零零六年十二月十九日，本集團透過其附屬公司CFGI發行總面值為225,000,000美元（約1,755,000,000港元）之有擔保優先定息票據（「票據」），乃以固定年息率9.25厘計息，須於二零一三年十二月十九日全數償還。

票據於新加坡證券交易所有限公司上市，乃無抵押及由中漁及若干中漁之附屬公司擔保。有關擔保實際附屬於各擔保方之有抵押責任，數額以用作抵押品之資產值為限。

於二零一零年十二月十九日前任何時間，中漁可按票據本金額加適用溢價及累計利息贖回全部或部分票據，惟任何部分贖回不得令未贖回票據低於100,000,000美元。截至二零零九年十二月十九日前任何時間，中漁可以發行中漁普通股或銷售CFGI普通股之現金所得款項淨額，按贖回價，最多贖回票據35%，贖回價須相等於票據本金額109.25%加於贖回日期累計及未繳利息（如有）。

由於提早贖回期權之風險及特性與主合約並無密切關係，故獨立以金融衍生工具入賬並以公平值計量，而公平值變動於損益中確認。董事認為，於二零零七年九月三十日，贖回期權之公平值甚微。

票據載有若干限制中漁及若干附屬公司在下列方面（其中包括）之契諾：

- 產生或擔保額外債務以及發行不帶條件之股份或優先股；
- 宣派股息或購買或贖回股份；
- 作出投資或其他指定受限制付款；
- 發行或出售若干附屬公司股份；
- 出售資產或增設任何留置權；及
- 訂立銷售及租回交易。

於計及發行開支69,865,000港元後，本集團借貸之實際利率為9.26厘。

18. 貼現已投保貿易應收款項及貼現票據之銀行墊款

貼現已投保貿易應收款項（附註15）及貼現票據（附註14）之銀行墊款，指按應收款項貼現及代收融資安排貼現及代收若干已投保貿易應收款項以及應收票據之銀行墊款。

19. 銀行借貸

就於二零零七年九月三十日賬面總值為609,000,000港元之未償還銀團貸款而言，本集團違反貸款協議所載之財務契諾。財務契諾規定本集團須維持最低金額之綜合有形資產淨值。於發現違反時，本公司董事已知會銀行及就貸款條款展開重新磋商。於二零零七年九月三十日，該等磋商可能取得契諾銀行之豁免，然而磋商尚未結束。因此，於二零零七年九月三十日起計一年後償還之403,376,000港元部分貸款，於二零零七年九月三十日之綜合資產負債表分類為流動負債。

截至財務報表刊發日期止，磋商仍進行中。然而，本公司董事深信將最終與銀行達成協議，銀行將同意豁免本公司嚴格遵守財務契諾。於任何情況下，倘銀行要求即時償還銀團貸款，董事相信將具備其他充裕融資來源（包括若干銀行之再融資）以確保本集團之持續業務不會受到威脅。

20. 可換股債券

於二零零七年四月十八日，恩利控股發行本金額93,000,000美元（約725,400,000港元）之可換股債券，按票據年率4厘計息，須於每半年期末時支付。各票據持有人有權於二零零七年五月二十九日或之後至二零一二年四月八日營業結束止任何時間，以初步換股價每股1.0813新加坡元（可予調整）將票據兌換為股份。兌換價其後於二零零七年六月根據恩利控股之供股調整至0.8553新加坡元。就債券兌換將予發行之股份數目乃按將予兌換之債券本金額（以固定匯率1.00美元兑1.5265新加坡元換算為新加坡元）除以於兌換日期生效之兌換價釐定。恩利控股可於二零零七年四月十八日或之後任何時間按面值加應計利息購買／贖回全部（而非部分）票據。

負債部分之公平值乃於票據發行時釐定。負債部分之公平值乃以同等不可換股票據之市場利率計算。餘下款額則為權益兌換部分之價值。負債部分之實際年利率為8.85厘。

於二零零七年六月，合共9,100,000美元（約70,980,000港元）之本金額已兌換為恩利控股普通股。

14. 貿易應收款項、票據及其他應收款項－續

應收票據包括已按貼現融資票據貼現予若干銀行之貼現票據50,584,000港元（二零零七年三月三十一日：68,632,000港元）。

其他應收款項包括就購買冷凍魚類存貨支付之預付款項340,189,000港元（二零零七年三月三十一日：894,390,000港元）及即期遞延船舶租賃172,640,000港元（二零零七年三月三十一日：172,640,000港元）。購買冷凍魚類存貨支付之預付款項包括按年利率8厘至10厘計息之款額103,913,000港元。餘下款額乃無抵押及免息。

15. 已投保之貿易應收款項

已投保之貿易應收款項包括已按應收貼現融資貼現予若干銀行之貼現貿易應收款項235,813,000港元（二零零七年三月三十一日：213,044,000港元）及按代收融資向若干銀行貼現及由其代收之代收貿易應收款項1,207,000港元（二零零七年三月三十一日：3,148,000港元）（附註18）。

於結算日已投保之貿易應收款項賬齡分析如下：

	二零零七年 九月三十日 千港元 （未經審核）	二零零七年 三月三十一日 千港元 （經審核）
少於三十日	**109,418**	116,525
三十一日至六十日	**110,425**	89,012
六十一日至九十日	**8,269**	5,425
九十一日至一百二十日	**8,644**	2,736
超過一百二十日	**264**	2,494
	237,020	216,192

16. 與聯營公司之貿易應收款項

就銷售貨品與聯營公司之貿易應收款項而言，本集團給予信貸期平均為三十日至六十日。於結算日，所有與聯營公司之貿易應收款項之賬齡均少於三十日。

17. 貿易及其他應付款項

貿易應付款項及其他應付款項包括貿易應付款項304,863,000港元（二零零七年三月三十一日：510,010,000港元）。於結算日之貿易應付款項賬齡分析如下：

	二零零七年 九月三十日 千港元 （未經審核）	二零零七年 三月三十一日 千港元 （經審核）
少於三十日	**145,400**	178,494
三十一日至六十日	**82,632**	20,785
六十一日至九十日	**75,741**	282,830
超過九十日	**1,090**	27,901
	304,863	510,010

11. 商譽－續

就太平洋捕撈以及秘魯捕撈及魚粉業務商譽賬面值之可收回程度進行之評估包括：

(i) 截至二零一六年之預期現金流量及根據終值增長率2%透過永久法（perpetuity method）計算之預測終值，該終值不會超過行業長遠增長率；

(ii) 3.3%之增長率；及

(iii) 利用除稅前貼現率11.4%至16.4%貼現預期現金流量至現淨值。

12. 遞延船舶租賃

遞延船舶租賃指已預付之漁船未來船舶租賃開支。該等租賃於作出預付款項期間按比例攤銷及於綜合收益表列作船舶租賃開支扣除。

13. 其他無形資產

其他無形資產包括秘魯當局發出無使用年限之捕撈許可證440,475,000港元（二零零七年三月三十一日：253,033,000港元）及會所債券23,963,000港元（二零零七年三月三十一日：23,963,000港元）。

期內，本集團直接收購捕撈許可證及透過收購一家附屬公司之公平值分別為85,739,000港元及101,703,000港元。

捕撈許可證附在漁船上，倘原有之漁船陳廢或沉沒，可轉到具相同或較少容量之其他漁船上。購買漁船連同所附許可證之費用及收購擁有漁船及所附捕撈許可證之附屬公司之費用，按獨立第三方估值師編製之估值報告，撥入各自購入之資產成分。

管理層已取得法律意見，該等捕撈許可證並無年限，只要遵守適用之法律規定，捕撈許可證維持全面及良好效力。

14. 貿易應收款項、票據及其他應收款項

貿易應收款項、票據及其他應收款項包括貿易應收款項1,413,910,000港元（二零零七年三月三十一日：1,528,073,000港元）及應收票據50,584,000港元（二零零七年三月三十一日：70,405,000港元）。本集團繼續執行既定信貸政策。就銷售貨物而言，本集團給予其貿易客戶之信貸期平均為三十日至一百八十日。於結算日之貿易應收款項及應收票據賬齡分析如下：

	二零零七年 九月三十日 千港元 （未經審核）	二零零七年 三月三十一日 千港元 （經審核）
少於三十日	**306,934**	954,138
三十一日至六十日	**258,582**	358,598
六十一日至九十日	**335,765**	138,023
九十一日至一百二十日	**299,601**	80,315
超過一百二十日	**263,612**	67,404
	1,464,494	1,598,478

11. **商譽－續**

於截至二零零七年九月三十日止期間，本集團增購一家附屬公司之45%權益，現金代價為356,000,000美元（約2,776,800,000港元）。計入代價之款項53,400,000美元（約416,520,000港元）將於收購完成起計滿兩週年當日或之前支付。該附屬公司為上市附屬公司中漁集團有限公司（「中漁」）之投資控股公司，中漁從事近岸及深海工業捕撈經營及管理漁船以及生產魚粉之業務。公平值之差及自少數股東權益收購之額外權益應佔淨資產賬面值記入「其他儲備」借方。公平值乃根據截至本報告日期止可用資料臨時釐定。本公司董事仍為此等公平值作最後定案。已付代價與額外收購權益之臨時公平值之差已確認商譽金額為1,937,042,000港元。

本集團使用業務分類為其中報分類資料之主要形式。就減值檢測而言，具無限使用年期之商譽於減值前分配至三個現金產生單位（「現金產生單位」）。於二零零七年九月三十日，減值後商譽之賬面值分配至下列單位：

	千港元
冷凍魚類供應鏈管理業務－恩利控股	13,245
魚柳加工及分銷業務－National Fish and Seafood Inc.	15,594
太平洋捕撈業務－中漁國際有限公司	1,648,036
秘魯海域捕撈及魚類食品業務－CFG Investment S.A.C.（「CFGI」）	929,470
	2,606,345

此等現金產生單位之可收回金額乃按現金產生單位於相關及類似業務環境下營運使用價值計算釐定。使用價值計算法之主要假設與貼現率、增長率及售價與直接成本之預期變動有關。管理層所採用估計貼現率反映市場對該現金產生單位貨幣時間值及特定風險之現時評估。增長率按行業增長預測釐定。售價與直接成本之變動乃按過往慣例及預期市場日後之變動計算。

於截至二零零七年九月三十日止期間，本集團管理層按照未來五年冷凍魚類供應鏈管理以及魚柳加工及分銷業務之最新財務預算所得出之現金流量預測對商譽進行減值審閱。除稅前貼現率20%乃按類似風險之類似投資資本加權平均成本所隱含之比率估計。計算使用價值採用之主要假設乃按單位過往表現及管理層對市場發展之期望釐定之預算毛利率。管理層相信，該等假設任何合理可能出現之變動不會導致商譽之賬面總值超出可收回款項總值。

除上述者外，本集團委聘獨立財務顧問邦盟匯駿評估有限公司釐定太平洋捕撈以及秘魯捕撈及魚粉業務之價值。按照日期為二零零七年十二月二十七日之估值師報告及管理層對業務前景之評估，管理層預期將可收回商譽賬面值及商譽並無減值。

10. 物業、機器及設備與投資物業之變動

截至二零零七年九月三十日止六個月，本集團分別耗資37,571,000港元、5,432,000港元、5,048,000港元、4,299,000港元、187,101,000港元、1,037,000港元及90,506,000港元於租賃土地及樓宇；永久業權土地及樓宇；租賃物業裝修；傢俬、裝置及辦公室設備；廠房及機器；汽車以及船舶及漁網。

此外，本集團主要就於中國興建新加工廠房耗用268,370,000港元，以擴大其加工產能。

此外，誠如附註24所載，本集團透過收購附屬公司按公平值126,763,000港元購入若干物業、機器及設備。

於二零零七年九月三十日，獨立物業估值師邦盟匯駿評估有限公司就本集團分類為物業、機器及設備之租賃土地與樓宇進行重估，所產生重估盈餘24,139,000港元及6,127,000港元已分別計入物業重估儲備及收益表。

截至二零零七年九月三十日止六個月，本集團以897,000港元向獨立第三方出售賬面值為1,590,000港元之物業、機器及設備。

於二零零七年九月三十日，獨立物業估值師邦盟匯駿評估有限公司就本集團投資物業進行重估，所得出投資物業公平值之增幅15,032,000港元已直接於收益表確認。

11. 商譽

	二零零七年 九月三十日 千港元 (未經審核)	二零零七年 三月三十一日 千港元 (經審核)
總額		
於期初／年初	512,116	142,855
收購附屬公司產生 *(附註24)*	170,542	369,261
收購一家附屬公司額外權益產生	1,937,042	—
於期終／年終	2,619,700	512,116
減值		
截至二零零七年三月三十一日止年度已確認之減值虧損以及於二零零七年三月三十一日及二零零七年九月三十日之結餘	(13,355)	(13,355)
賬面值		
於期終／年終	2,606,345	498,761

7. 税項－續

香港利得稅乃根據期內估計應課稅溢利按17.5%稅率計算。

其他司法權區之稅項乃按個別司法權區之現行稅率計算。

董事認為，本集團大部分溢利並非產生於或源自香港，因此，該部分溢利毋須繳付香港利得稅。

8. 股息

董事不建議派付截至二零零七年九月三十日止六個月之中期股息。

於二零零七年九月十九日，本公司就截至二零零七年三月三十一日止年度宣派末期股息每股4.1港仙，並授權股東另行選擇透過配發新股代替收取末期股息。於期間結算日後，本公司已按每股代息股份2.17港元之價格發行25,553,581股每股面值0.10港元之股份，並派付現金股息18,454,985港元。

於截至二零零六年九月三十日止期間，向股東派付股息每股5.2港仙作為截至二零零六年三月三十一日止年度之末期股息。

9. 每股盈利

本公司普通股權益持有人應佔每股基本及攤薄盈利乃按下列數據計算：

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
	（未經審核）	（未經審核）
計算每股基本盈利之盈利	**187,494**	176,132
可能轉換可換股債券以致一家附屬公司股份攤薄之影響	**(13,160)**	－
計算每股攤薄盈利之盈利	**174,334**	176,132
計算每股基本盈利之普通股加權平均數	**1,633,975,405**	1,265,595,416
認股權證之攤薄普通股之潛在影響	**－**	20,554,967
計算每股攤薄盈利之普通股加權平均數	**1,633,975,405**	1,286,150,383

於目前及過往期間發行在外之普通股加權平均數已就二零零七年六月供股影響作出調整。

4. 其他收入

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
	(未經審核)	(未經審核)
租金收入總額	744	1,510
代理收入	2,500	2,800
投資物業公平值變動	15,032	4,498
撥回先前於收益表內扣除之土地及樓宇重估減少	6,127	889
利息收入	49,420	26,632
匯兑收入淨額	7,442	5,191
雜項收入	14,424	2,358
	95,689	43,878

5. 攤薄一家附屬公司權益之收益

於二零零七年四月，本公司非全資附屬公司太平洋恩利(控股)有限公司(「恩利控股」)發行本金額93,000,000美元之可換股債券(附註20)。期內，93,000,000美元中之9,100,000美元已轉換為恩利控股普通股。本公司於恩利控股之權益由65.07%攤薄至63.82%，因而錄得攤薄恩利控股權益收益24,721,000港元。

6. 除税前溢利

除税前溢利已扣除下列各項：

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
	(未經審核)	(未經審核)
遞延船舶租賃攤銷(計入銷售成本)	86,320	53,820
預付租賃款項攤銷	140	140
折舊	62,547	34,078
出售物業、機器及設備之虧損	693	1,665

7. 税項

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
	(未經審核)	(未經審核)
支出包括：		
即期税項		
－香港	5,151	5,620
－其他司法權區	28,614	5,297
	33,765	10,917
遞延税項	(12,136)	1,097
期內税項支出	21,629	12,014

3. **營業額及分類資料－續**

截至二零零六年九月三十日止六個月

	冷凍魚類供應鏈管理 千港元 (未經審核)	魚柳加工及分銷 千港元 (未經審核)	捕撈 千港元 (未經審核)	其他 千港元 (未經審核)	綜合 千港元 (未經審核)
營業額					
對外銷售	1,682,714	1,533,537	565,515	8,010	3,789,776
業績					
分類業績	123,507	153,054	205,400	(422)	481,539
未分配集團收入					31,818
未分配集團支出					(19,576)
財務支出					(111,920)
所佔聯營公司業績	832	170	–	–	1,002
除稅前溢利					382,863
稅項					(12,014)
期內溢利					370,849

截至二零零六年九月三十日止六個月，各業務分類之間並無任何銷售。

地區分類

本集團業務分佈於中華人民共和國(「中國」)、北美洲、南美洲、歐洲、東亞及其他地區。

下表載列本集團按市場區域分類之銷售分析(不論貨物／服務來源地)：

	截至九月三十日止六個月	
	二零零七年 **千港元** **(未經審核)**	二零零六年 千港元 (未經審核)
中國	**2,612,597**	1,877,964
北美洲	**653,030**	702,986
南美洲	**26,975**	–
歐洲	**891,696**	833,515
東亞	**878,789**	356,450
其他地區	**21,893**	18,861
	5,084,980	3,789,776

3. **營業額及分類資料**

以下為截至二零零七年及二零零六年九月三十日止六個月本集團按主要業務劃分之營業額及分類業績之分析及按地區市場劃分之銷售分析：

業務分類

就管理而言，本集團現分為四項業務－冷凍魚類供應鏈管理（「冷凍魚類供應鏈管理」）、魚柳加工及分銷、捕撈及魚粉以及其他。

截至二零零七年九月三十日止六個月

	冷凍魚類供應鏈管理 千港元 （未經審核）	魚柳加工及分銷 千港元 （未經審核）	捕撈及魚粉 千港元 （未經審核）	其他 千港元 （未經審核）	綜合 千港元 （未經審核）
營業額					
對外銷售	2,118,191	1,354,846	1,606,669	5,274	5,084,980
業績					
分類業績	106,687	70,472	443,381	4,115	624,655
未分配集團收入					69,715
未分配集團支出					(20,154)
攤薄一家附屬公司權益之收益					24,721
財務支出					(255,607)
所佔聯營公司業績	283	354	–	–	637
除稅前溢利					443,967
稅項					(21,629)
期內溢利					422,338

截至二零零七年九月三十日止六個月，各業務分類之間並無任何銷售。

附註：

1. 編製基準

未經審核簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16及香港會計師公會（「香港會計師公會」）頒佈之香港會計準則（「香港會計準則」）第34號「中期財務報告」之適用披露規定而編製。

2. 主要會計政策

除若干物業及金融工具按公平值或重估金額（如適用）計算外，未經審核簡明綜合財務報表乃按歷史成本法基準編製。

除下文所述者外，簡明綜合財務報表所用會計政策與編製截至二零零七年三月三十一日止年度本集團年度財務報表所用者貫徹一致。

本集團於本期首次採納由香港會計師公會頒佈之多項新準則、修訂及詮釋（以下統稱為「新香港財務報告準則」），有關準則、修訂及詮釋於二零零七年四月一日或之後開始之會計期間生效。

香港會計準則第1號（修訂本）	資本披露
香港財務報告準則第7號	財務工具：披露
香港（國際財務報告詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範圍
香港（國際財務報告詮釋委員會）－詮釋第9號	重新評估內含衍生工具
香港（國際財務報告詮釋委員會）－詮釋第10號	中期財務報告及減值
香港（國際財務報告詮釋委員會）－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易

採納該等新香港財務報告準則對編製及呈報目前或過往會計期間之業績並無重大影響。因此毋須作出前期調整。

本集團並無提早採納以下已頒佈但尚未生效之新訂及經修訂香港財務報告準則。本公司董事預期應用該等準則、修訂或詮釋將不會對其業績構成重大影響，而有關詮釋亦不會對本集團業績及財務狀況造成影響。

香港會計準則第23號（經修訂）	借貸成本[1]
香港財務報告準則第8號	經營分部[1]
香港（國際財務報告詮釋委員會）－詮釋第12號	服務特許權安排[2]
香港（國際財務報告詮釋委員會）－詮釋第13號	顧客長期支持計劃[3]
香港（國際財務報告詮釋委員會）－詮釋第14號	香港會計準則第19號－界定福利資產限額、最低資金規定及其相互關係[2]

1 於二零零九年一月一日或之後開始之年度期間生效
2 於二零零八年一月一日或之後開始之年度期間生效
3 於二零零八年七月一日或之後開始之年度期間生效

簡明綜合現金流量表

截至二零零七年九月三十日止六個月

	截至九月三十日止六個月	
	二零零七年	二零零六年
	千港元	千港元
	(未經審核)	(未經審核)
經營業務產生之現金淨額	**1,500,607**	1,316,431
投資業務耗用之現金淨額		
收購一家附屬公司之額外權益	**(2,360,280)**	–
購買物業、機器及設備	**(594,489)**	(158,145)
收購附屬公司	**(293,924)**	(36,087)
其他投資現金流量	**(36,224)**	(105,468)
	(3,284,917)	(299,700)
融資產生(耗用)之現金淨額		
發行供股股份/普通股	**910,909**	260,215
少數股東注資	**654,663**	–
發行可換股債券之所得款項淨額	**707,949**	–
其他融資現金流量	**(403,991)**	(1,226,606)
	1,869,530	(966,391)
現金及現金等值項目增加之淨額	**85,220**	50,340
期初之現金及現金等值項目	**287,926**	337,271
匯率變動之影響	**2,298**	8,200
期終之現金及現金等值項目	**375,444**	395,811
包括:		
銀行結存及現金	**375,444**	395,811

簡明綜合權益變動表 – 續

截至二零零七年九月三十日止六個月

	本公司權益持有人應佔											
	股本	股份溢價	物業重估儲備	匯兌儲備	其他儲備	商譽儲備	特別儲備	保留溢利	總額	一家上市附屬公司之可換股債券權益部分	少數股東權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零七年四月一日	120,173	892,400	119,286	13,972	–	(135,913)	9,800	1,122,668	2,142,386	–	1,759,219	3,901,605
重估物業盈餘	–	–	20,632	–	–	–	–	–	20,632	–	3,507	24,139
重估物業產生之遞延稅項負債	–	–	(3,313)	–	–	–	–	–	(3,313)	–	–	(3,313)
折算海外業務產生之匯兌差額	–	–	–	12,648	–	–	–	–	12,648	–	(146)	12,502
直接於權益確認之收入淨額	–	–	17,319	12,648	–	–	–	–	29,967	–	3,361	33,328
本期間溢利	–	–	–	–	–	–	–	187,494	187,494	–	234,844	422,338
本期間已確認收入及開支總額	–	–	17,319	12,648	–	–	–	187,494	217,461	–	238,205	455,666
發行供股股份	60,086	871,253	–	–	–	–	–	–	931,339	–	–	931,339
發行供股股份應佔之交易成本	–	(20,430)	–	–	–	–	–	–	(20,430)	–	–	(20,430)
確認一家上市附屬公司可換股債券權益部分	–	–	–	–	–	–	–	–	–	46,806	–	46,806
轉換一家上市附屬公司之可換股債券	–	–	–	–	–	–	–	–	–	(4,580)	70,980	(66,400)
攤薄一家附屬公司權益	–	–	–	–	–	–	–	–	–	–	(24,721)	(24,721)
收購一家附屬公司之額外權益	–	–	–	–	(191,891)	–	–	–	(191,891)	–	(647,867)	(839,758)
少數股東注資	–	–	–	–	–	–	–	–	–	–	654,663	654,663
一家附屬公司清盤	–	–	–	–	–	–	–	–	–	–	(754)	(754)
已付股息	–	–	–	–	–	–	–	–	–	–	(52,945)	(52,945)
宣派末期股息	–	–	–	–	–	–	–	(73,906)	(73,906)	–	–	(73,906)
於二零零七年九月三十日	180,259	1,743,223	136,605	26,620	(191,891)	(135,913)	9,800	1,236,256	3,004,959	42,226	1,996,780	5,043,965

簡明綜合權益變動表

截至二零零七年九月三十日止六個月

	本公司權益持有人應佔											
	股本	股份溢價	物業重估儲備	匯兌儲備	其他儲備	商譽儲備	特別儲備	保留溢利	總額	一家上市附屬公司之可換股債券權益部分	少數股東權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零六年四月一日	101,586	650,772	88,182	(1,570)	–	(135,913)	9,800	867,542	1,580,399	–	1,018,652	2,599,051
重估物業盈餘	–	–	31,447	–	–	–	–	–	31,447	–	312	31,759
重估物業產生之遞延稅項負債	–	–	(4,332)	–	–	–	–	–	(4,332)	–	–	(4,332)
折算海外業務產生之匯兌差額	–	–	–	10,475	–	–	–	–	10,475	–	388	10,863
直接於權益確認之收入淨額	–	–	27,115	10,475	–	–	–	–	37,590	–	700	38,290
本期間溢利	–	–	–	–	–	–	–	176,132	176,132	–	194,717	370,849
本期間已確認收入及開支總額	–	–	27,115	10,475	–	–	–	176,132	213,722	–	195,417	409,139
以溢價發行股份	18,587	241,628	–	–	–	–	–	–	260,215	–	–	260,215
已付股息	–	–	–	–	–	–	–	(62,490)	(62,490)	–	(41,019)	(103,509)
於二零零六年九月三十日	120,173	892,400	115,297	8,905	–	(135,913)	9,800	981,184	1,991,846	–	1,173,050	3,164,896

簡明綜合資產負債表－續

於二零零七年九月三十日

	附註	於二零零七年九月三十日 千港元 (未經審核)	於二零零七年三月三十一日 千港元 (經審核)
非流動負債			
融資租賃承擔－一年後到期		**54,933**	31,994
銀行借貸－一年後到期	19	**469,853**	1,050,404
應付一家共同控制實體合營方之款項		**–**	11,050
法定僱員溢利分享		**41,419**	50,242
可換股債券	20	**608,446**	–
優先票據	21	**1,692,557**	1,687,558
遞延税項		**249,215**	204,043
應付遞延代價	22	**416,520**	–
		3,532,943	3,035,291
資產淨值		**5,043,965**	3,901,605
資本及儲備			
股本	23	**180,259**	120,173
股份溢價及儲備		**2,824,700**	2,022,213
本公司權益持有人應佔權益		**3,004,959**	2,142,386
一家上市附屬公司之可換股債券權益部分	20	**42,226**	–
少數股東權益		**1,996,780**	1,759,219
權益總額		**5,043,965**	3,901,605

簡明綜合資產負債表

於二零零七年九月三十日

	附註	於二零零七年九月三十日 千港元 (未經審核)	於二零零七年三月三十一日 千港元 (經審核)
非流動資產			
物業、機器及設備	10	**2,250,667**	1,566,472
投資物業	10	**150,804**	118,129
預付租賃款項		**31,732**	32,153
商譽	11	**2,606,345**	498,761
遞延船舶租賃	12	**1,749,280**	1,835,600
於聯營公司之權益		**2,103**	1,466
貸款予一家共同控制實體		**–**	11,050
收購物業、機器及設備所付訂金		**26,281**	21,345
其他無形資產	13	**464,438**	276,996
其他長期應收款項		**928**	928
		7,282,578	4,362,900
流動資產			
存貨		**1,769,517**	1,927,579
貿易應收款項、票據及其他應收款項	14	**2,409,120**	3,162,092
已投保之貿易應收款項	15	**237,020**	216,192
與聯營公司之貿易應收款項	16	**73,724**	109,492
聯營公司欠款		**18,064**	14,862
應收貸款		**–**	33,163
墊款予供應商		**6,913**	18,605
一家共同控制實體欠款		**1,276**	1,127
可收回稅項		**6,029**	751
已抵押存款		**292**	312
銀行結存及現金		**375,444**	287,926
		4,897,399	5,772,101
流動負債			
貿易及其他應付款項	17	**863,147**	775,988
貼現已投保貿易應收款項及貼現票據之銀行融資	18	**322,939**	353,449
應付一家聯營公司款項		**6,903**	6,905
應付股息		**73,906**	–
稅項		**29,068**	54,548
融資租賃承擔－一年內到期		**20,583**	17,970
銀行借貸－一年內到期	19	**2,286,523**	1,989,245
		3,603,069	3,198,105
流動資產淨值		**1,294,330**	2,573,996
總資產減流動負債		**8,576,908**	6,936,896

未經審核之中期業績

太平洋恩利國際控股有限公司(「本公司」)董事會(「董事」)欣然公佈本公司及各附屬公司(「本集團」)截至二零零七年九月三十日止六個月之未經審核綜合中期業績,連同二零零六年同期之未經審核比較數字。

簡明綜合收益表

截至二零零七年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零七年 千港元 (未經審核)	 二零零六年 千港元 (未經審核)
營業額	3	**5,084,980**	3,789,776
銷售成本		**(4,181,375)**	(3,178,717)
毛利		**903,605**	611,059
其他收入	4	**95,689**	43,878
銷售及分銷支出		**(119,421)**	(46,190)
行政支出		**(174,757)**	(114,966)
其他支出		**(30,900)**	–
攤薄一家附屬公司權益之收益	5	**24,721**	–
財務支出		**(255,607)**	(111,920)
所佔聯營公司業績		**637**	1,002
除稅前溢利	6	**443,967**	382,863
稅項	7	**(21,629)**	(12,014)
期內溢利		**422,338**	370,849
下列應佔部分:			
本公司權益持有人		**187,494**	176,132
少數股東權益		**234,844**	194,717
		422,338	370,849
股息	8	**–**	62,490
每股盈利	9		
基本		**11.5港仙**	13.9港仙
攤薄		**10.7港仙**	13.7港仙

太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

中期報告

截至二零零七年九月三十日止六個月

股份代號：1174

END